CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAY 20 AM 10: 51

82-4507

8 April 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

02034231

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 April 2002 till 30 April 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

dlw 5/20

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-apr.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Divestment of Subsidiary: MCH Holdings (Shanghai) Pte Ltd"	2 April 2002	For Public Relations Purposes
CapitaLand Announces Plans for Shanghai Office Development	2 April 2002	SESTL Listing Manual
Announcement by Raffles Holdings Limited – "Appointment & Resignation of Company Secretaries"	3 April 2002	For Public Relations Purposes
Announcement and News Release by The Ascott Group Limited – "Joint Venture with Mitsubishi Estate Co., Ltd. For Managing Serviced Residences in Japan"	8 April 2002	For Public Relations Purposes
Divestment of Stake in Suzhou Taihu Chungten Real Estate Development Co., Ltd	8 April 2002	SESTL Listing Manual
Convertible Bonds Due 2007	8 April 2002	SESTL Listing Manual
Notice of Extraordinary General Meeting	10 April 2002	SESTL Listing Manual
Issuance of Redeemable Preference Shares by Associated Company	11 April 2002	SESTL Listing Manual
CapitaLand Limited Annual Report for the Financial Year Ended 31 December 2001 ("FY2001 Annual Report")	12 April 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Completion of Sale of Entire Shareholding of LC Ventura (Tampines) Pte Ltd"	12 April 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of Release of First Quarter Financial Results Announcement"	15 April 2002	For Public Relations Purposes
CapitaLand Wins Two Construction Excellence Awards	16 April 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "First Quarter Financial Statement and Dividend Announcement"	17 April 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Announcement of Retirement / Appointment of Directors"	17 April 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited "7th Annual General Meeting"	17 April 2002	For Public Relations Purposes
CapitaLand Acquires Prime Residential Site In Shanghai *Plot has potential to develop 2,000 units*	18 April 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – (1) Results of the 22nd Annual General Meeting and The Extraordinary General Meeting held on 18 April 2002 (2) Cessation of Dr Wee Kim Wee as Director	19 April 2002	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Appointment of Director"	19 April 2002	For Public Relations Purposes
Announcement of Property Sales to Employees Under Clause 1006(4)	22 April 2002	SESTL Listing Manual
More than half of The Waterina Phase 1 taken up over Sunday preview *Freehold residential development located minutes from CBD*	22 April 2002	For Public Relations Purposes
News Release and Announcement by The Ascott Group Limited – "First Quarter Financial Statement Ended 31 March 2002"	25 April 2002	For Public Relations Purposes
Preview sales for The Waterina hits 80% *Phase 2 units released for official launch this Saturday*	25 April 2002	For Public Relations Purposes
CapitaLand Limited Announces the Sale of its Interests in PT Amethyst Wahyu and PT Pakuwon Amethyst	26 April 2002	SESTL Listing Manual
CapitaLand Turns in Net Profit of $32.2 Million in First Quarter *Returns to profitability in first quarter, Anticipates a full-year profit in 2002*	26 April 2002	For Public Relations Purposes
CapitaLand Limited 2002 First Quarter Financial Statement Announcement	26 April 2002	SESTL Listing Manual

82-4507

CapitaLand 02 MAY 20 AM 10: 51

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED "DIVESTMENT OF SUBSIDIARY: MCH HOLDINGS (SHANGHAI) PTE LTD"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has issued an announcement on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
2 April 2002

s: ses/sgx-annc/raffles holdings/cl annc.doc
2 Apr 2002
JLMS/june

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Divestment of Subsidiary: MCH Holdings (Shanghai) Pte Ltd

The Board of Directors of Raffles Holdings Limited ("RHL") wishes to announce that Stamford Hotels Pte Ltd ("SHPL"), a wholly-owned subsidiary of RHL and Hong Lim Investments Pte Ltd ("HLIPL"), a wholly-owned subsidiary of Temasek Capital (Private) Limited ("TCPL") (collectively, the "Vendors") have entered into a sale and purchase agreement (the "Agreement") on the sale of MCH Holdings (Shanghai) Pte Ltd ("MCH") to CapitaLand China Holdings (Commercial) Pte Ltd (the "Purchaser"), a subsidiary of CapitaLand Limited ("CL") on 31 March 2002.

The Agreement was entered into by the Vendors and the Purchaser on an arm's length and willing-seller-willing-buyer basis. Under the Agreement, the Vendors will divest, and the Purchaser will acquire, 85,000 ordinary shares of S$1 each in MCH, representing 100% of the issued and paid-up capital for US$9,339,824.22. This consideration is subject to certain adjustments to take into account the liabilities of MCH, MCH's subsidiary, Shanghai Merchant Court Hotel Co. Ltd. ("SMC") and the gross floor area of the developed Site (as defined below) and is payable in cash in 3 instalments. The last instalment is to be paid on the earlier of the completion of the construction of an office development on the Site (as defined below) or 24 months from completion of the sale and purchase of the shares under the Agreement. Following this transaction, MCH and SMC will cease to be subsidiaries of RHL with effect from 8 April 2002.

MCH is an investment holding vehicle incorporated in Singapore in which SHPL holds 80% and HLIPL holds 20% of the issued and paid up capital. MCH owns 70% of SMC, a company established in Shanghai, People's Republic of China. SMC is a special purpose vehicle that has been set up by MCH for the purposes of acquiring and owning the site known as Plot 24, Chengdu Road No. 9-1, Luwan District, Shanghai, PRC (the "Site").

Following a recent review, RHL is now of the view that the development of a hotel at the Site is no longer viable as a result of recent shifts in hotel location preferences and competitive developments since 1997 when the Site was purchased. However, Shanghai remains an important gateway city for RHL to extend its hotel network and it will continue to seek alternative opportunities in Shanghai.

Based on RHL's latest published audited accounts for the financial year ended 31 December 2001, the transaction has no material impact on the net tangible assets and earnings per share of RHL. However for 2002, the transaction is expected to have a positive effect on earnings per share as a result of a partial reversal of provisions previously made in the accounts of RHL for the financial year ended 31 December 2001 in respect of the land value

of the Site. The partial reversal is the difference between the sale consideration for SHPL's shares in MCH and the net book value of those shares recorded in the books of RHL.

TCPL is a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("THPL"). THPL is deemed to be a substantial shareholder of CL and RHL. CL is in turn deemed to be a substantial shareholder of RHL. Mr Liew Mun Leong is the President & CEO of CL and the Deputy Chairman of RHL and is a director in both companies. Save as disclosed, none of the Directors or substantial shareholders of RHL has any interest, direct or indirect, in the transaction.

By Order of the Board

Desmond Lee
Company Secretary
Raffles Holdings Limited

Submitted by Desmond Lee, Company Secretary on 02/04/2002 to the SGX

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CapitaLand Announces Plans for Shanghai Office Development

The Board of Directors of CapitaLand Limited ("CL") wishes to announce that on 31 March 2002, its subsidiary, CapitaLand China Holdings (Commercial) Pte Ltd (the "Purchaser"), has agreed to purchase MCH Holdings (Shanghai) Pte Ltd ("MCH") with the view to acquire a majority stake in and develop a prime site in Shanghai, People's Republic of China (the "Site"). The Vendors are Stamford Hotels Pte Ltd ("SHPL"), a wholly-owned subsidiary of Raffles Holdings Limited ("RHL"), and Hong Lim Investments Pte Ltd ("HLIPL"), a wholly-owned subsidiary of Temasek Capital (Private) Limited ("TCPL") (collectively, the "Vendors").

MCH is an investment holding vehicle incorporated in Singapore in which SHPL holds 80% and HLIPL holds 20% of the issued and paid up capital. MCH owns 70% of Shanghai Merchant Court Hotel Co., Ltd. ("SMC"), a company established in Shanghai, People's Republic of China. SMC is a special purpose vehicle that has been set up by MCH for the purposes of acquiring and owning the Site.

With this transaction, CL will develop the Site into an international, grade A office building by 2005. This Site, known as Plot 24, Chengdu Road, Luwan District, is located near a mass rapid transit station and Shanghai's vibrant Huai Hai Zhong Lu thoroughfare. The Site's vicinity features a dynamic mix of upscale food and beverage establishments, extensive retail outlets and high-rise office buildings. This acquisition is part of CapitaLand's strategy to increase its investment in China to generate favourable returns for investors.

The sale and purchase agreement (the "Agreement") was entered into by the Vendors and the Purchaser on an arm's length and willing-seller-willing-buyer basis. Under the Agreement, the Vendors will divest, and the Purchaser will acquire, 85,000 ordinary shares of S$1 each in MCH, representing 100% of the issued and paid-up capital, for US$9,339,824.22. This consideration is subject to certain adjustments to take into account the liabilities of MCH, SMC and the gross floor area of the developed Site, and is payable in cash in 3 instalments. The last instalment is to be paid on the earlier of the completion of the construction of an office development on the Site or 24 months from completion of the sale and purchase of the shares under the Agreement. MCH will become an indirect wholly-owned subsidiary of CL and SMC will be a 70%-owned indirect subsidiary of CL with effect from 8 April 2002.

Based on available information, the transaction is not expected to have a material impact on the net tangible assets or earnings per share of CL for the current financial year ending 31 December 2002.

82-4507

CapitaLand

TCPL is a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("THPL"). THPL is deemed to be a substantial shareholder of CL and RHL. CL is in turn deemed to be the substantial shareholder of RHL. Mr Liew Mun Leong is the President & CEO of CL and the Deputy Chairman of RHL and is a director in both companies. Save as disclosed, none of the Directors or substantial shareholders of CL or RHL has any interest, direct or indirect, in the transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
2 April 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CapitaLand

02 MAY 20 AM 10:51

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "APPOINTMENT & RESIGNATION OF COMPANY SECRETARIES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has issued an announcement on 2 April 2002 on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
3 April 2002

s: ses/sgx-annc/raffles/change of co secys.doc
3Apr02 (JLMS/tln)

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Appointment & Resignation of Company Secretaries

The Board of Directors of Raffles Holdings Limited (the "Company") hereby announces the resignations of Mr Kuk Hun Yi and Mr Desmond Lee as Company Secretaries with effect from 2 April 2002 and 16 April 2002 respectively. The Board extends its appreciation for their past services and wishes them the best in their future endeavours.

The Board has appointed Ms Emily Chin Mei Fong as Company Secretary with effect from 2 April 2002.

Submitted by Emily Chin, Company Secretary on 02/04/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAY 20 AM 10:51

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED
– "JOINT VENTURE WITH MITSUBISHI ESTATE CO., LTD. FOR MANAGING SERVICED RESIDENCES IN JAPAN"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and news release on the above matter. Attached Ascott's announcement and news release are for information.

Jessica Lum
Assistant Company Secretary
8 April 2002

s: ses/sgx-annc/ascott - cl annc.doc
8 Apr 2002
JLMS/tln

82-4504

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

JOINT VENTURE WITH MITSUBISHI ESTATE CO., LTD. FOR MANAGING SERVICED RESIDENCES IN JAPAN

On 29 November 2001, The Ascott Group Limited (the" Company") made an announcement that it had entered into a Memorandum of Agreement with Mitsubishi Estate Co., Ltd. ("Mitsubishi") to jointly invest in the development, acquisition and management of serviced residences in Japan. The Board of Directors of the Company is pleased to announce that it has finalised the terms for the management of such serviced residences with Mitsubishi and will, through its wholly-owned subsidiary Ascott International Management (2001) Pte Ltd ("AIM"), form a joint venture company with Mitsubishi in Japan, to be called Ascott International Management Japan Co. Ltd ("AIM Japan").

The Joint Venture

AIM Japan will undertake the management, administration and operation of serviced residences in Japan. It will have an initial paid-up share capital of ¥25,000,000 (equivalent to SGD347,000), with Mitsubishi holding 51% and AIM holding 49% of the above share capital. Mitsubishi will be setting up AIM Japan first, and AIM will acquire its equity stake in AIM Japan after the fulfilment of certain conditions precedent.

As the serviced residences are expected to be managed under the AIM's trademarks, AIM will also be providing AIM Japan an exclusive licence for the use of certain of its trademarks and know how for the management of serviced residences in Japan.

After AIM Japan is set up, it is expected to manage an existing 64-unit serviced residence in Roppongi, Tokyo and to take part in managing 155 units of corporate leasing apartments in Tokyo. AIM Japan is also expected to manage a new 79-unit serviced residence in Higashi-Azabu, Tokyo, upon its completion in the first quarter of 2003.

Rationale for the Joint Venture

The joint venture will combine the expertise and network of Ascott in the management of serviced residences, together with Mitsubishi's knowledge and experience in the Japanese real estate market. This would allow the parties to make inroad into Japan's emerging serviced residences market.

Financial Effects

As AIM Japan will start its operations only in the second half of 2002, the joint venture is not expected to have any material effect on the earnings per net tangible assets per share of the Company for the financial year ending 31st December 2002.

Interest of Director/ Substantial shareholder

None of the Directors and Substantial Shareholders of the Company has any interest, direct or indirect, in the above transactions.

By order of the Board
Chia Lee Meng
Company Secretary
Date : 8 April 2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

April 8, 2002
For Immediate Release
Contact:
Ida Lim 6586 7230
Tay Cheng Cheng 6586 7231

NEWS RELEASE

Ascott Enters Japanese Serviced Residence Market Through Joint Venture With Leading Developer

The Ascott Group has signed an agreement to form a joint venture with one of Japan's largest developers, Mitsubishi Estate Co, Ltd to manage serviced residences in Japan.

The joint venture company, Ascott International Management Japan, will have an initial paid-up share capital of ¥25,000,000 (S$347,000), with Ascott holding a 49 per cent stake and Mitsubishi Estate, 51 per cent.

The company is expected to manage two serviced residences in Tokyo. These are an operational 64-unit residence in the Roppongi area, and a 79-unit residence in Higashi-Azabu which will open in the first quarter next year. In addition, it will assist in managing three existing apartment buildings with a total of 155 units.

The serviced residence arm of CapitaLand Limited, The Ascott Group is Asia Pacific's largest serviced residence chain with over 7,600 units in 19 cities across Asia, Australasia and the United Kingdom. The joint venture extends the group's leading Asia Pacific presence to Tokyo, its twentieth city.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN

The group's deputy chairman and CapitaLand's president and CEO, Mr Liew Mun Leong, said: "Ascott's joint venture expands CapitaLand's presence in Japan which includes commercial and residential developments.

“We are honoured to work with Mitsubishi Estate again in this venture. Our continued collaboration has been extended to leverage Ascott's expertise in managing serviced residences to make inroads into Japan’s emerging serviced residence market."

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said: "The joint venture gives us a strategic foothold in the Japanese serviced residence market, where there is a limited supply of four and five-star serviced residences.

“We see increased demand for serviced residences and other types of expatriate housing in Tokyo, as the country adopts policies that open its economy and attract foreign investors."

The serviced residences managed by the joint venture company are expected to be marketed under the group’s serviced residence brands, through its international marketing network. Ascott will provide the JV company exclusive licence for the use of its trademarks and systems for the management of serviced residences in Japan.

About Mitsubishi Estate Co, Ltd

Mitsubishi Estate is one of Japan's largest real estate developers with US$20.5 billion assets, mainly in Tokyo. The group's businesses include property leasing and management, residential development and sales, architectural design, real estate brokerage, hotel and leisure operations. Mitsubishi Estate has overseas operations in the US and UK.

About The Ascott Group

The Ascott Group is Asia Pacific's largest serviced residence company. It manages a portfolio of 7,600 serviced residence units in 19 cities in 10 countries across Asia, Australasia and the United Kingdom.

In its drive for international leadership in the serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Issued by : **The Ascott Group Limited**
Date : April 8, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6227 2220
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010-0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

Website: www.the-ascott.com

- End -

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAY 29 AM 10:5

DIVESTMENT OF STAKE IN SUZHOU TAIHU CHUNGTEN REAL ESTATE DEVELOPMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect 80% owned subsidiary, Zhongten Investment & Development Pte Ltd ("Zhongten"), a company incorporated in Singapore, has signed a share transfer agreement to dispose its entire 52% stake (the "Divestment") in Suzhou Taihu Chungten Real Estate Development Co., Ltd ("Taihu"), for RMB26,357,241.40 (approximately S$5.8 million). The buyers of the 52% stake are unrelated parties of CapitaLand.

Taihu, a company incorporated in the People's Republic of China, is involved in the development of Suzhou Taihu villas in Wu County, Suzhou, China. The proposed Divestment is in line with the Group's strategy to streamline its operations in China to focus on key gateway cities.

The proposed Divestment is conditional upon the approval by the relevant authorities in the People's Republic of China which is expected around end April 2002. With the Divestment, Taihu will cease to be a subsidiary of CapitaLand.

The proposed Divestment is not expected to have a material impact on the net tangible assets or earnings per share for the financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
8 April 2002

s : sec/sgx annc/divestmt-sale/suzhou taihu.doc
4 Apr 2002 (JLMS/june)

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CONVERTIBLE BONDS DUE 2007

Further to the announcements by CapitaLand Limited ("**CapitaLand**") on 20 March 2002 and 21 March 2002 in relation to the proposed issue (the "**Issue**") of convertible bonds due 2007 (the "**Convertible Bonds**") convertible into new ordinary shares of S$1.00 each ("**New Shares**") in the capital of CapitaLand, CapitaLand is pleased to announce that the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has today given its in-principle approval for the listing and quotation on the SGX-ST of, (i) S$380 million principal amount of Convertible Bonds, (ii) up to S$57 million principal amount of Convertible Bonds to be issued subject to the over-allotment option granted by CapitaLand to J.P. Morgan Securities (S.E.A.) Limited, the sole bookrunner and lead manager of the Issue and (iii) up to 187,087,935 New Shares to be issued pursuant to the conversion of the Convertible Bonds.

The SGX-ST has approved in-principle CapitaLand's application for the listing and quotation of the Convertible Bonds and the New Shares subject to, *inter alia*, the approval of the shareholders of CapitaLand for the Issue, at the extraordinary general meeting of CapitaLand to be held on 2 May 2002 (the "EGM"). CapitaLand will be despatching the Circular to Shareholders containing the Notice of EGM shortly.

Such approval of the SGX-ST is not to be taken as an indication of the merits of the Issue.

By Order of the Board

Lim Mei Yi
Company Secretary

Singapore
8 April 2002

S:\SGXAnnc\AIP-8April.doc

CAPITALAND LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held at the STI, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912 on 2nd May, 2002 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modification, the following resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:-

RESOLUTION 1
Special Resolution: Alterations to the Articles of Association of the Company

That Articles 2, 3, 6, 7(A), 7(B), 9(B), 88, 90, 91, 92, 93, 95, 109, 123 and 138, the heading "REDEEMABLE CONVERTIBLE CUMULATIVE PREFERENCE SHARES" before Article 6 and the heading "MANAGING DIRECTOR OR PRESIDENT" before Article 90 of the Articles of Association of the Company be altered in the manner as set out in the Appendix to the Circular to Shareholders dated 10th April, 2002.

RESOLUTION 2
Ordinary Resolution: Issue by the Company of Convertible Bonds

That:-

(a) the Company creates and issues up to S$437 million principal amount of convertible bonds due 2007 (" Bonds ") pursuant to the subscription agreement (the " Subscription Agreement ") dated 21st March, 2002 entered into between the Company and J.P. Morgan Securities (S.E.A.) Limited, such Bonds to be convertible into new ordinary shares of S$1.00 each in the capital of the Company (" New Shares ") at such conversion price and on the terms and conditions contained in the Subscription Agreement, and on such other terms and conditions as the Directors of the Company may in their absolute discretion deem fit; and

(b) approval be and is hereby given to the Directors of the Company to:-

   (i) allot and issue such number of New Shares as may be required or permitted to be allotted and issued pursuant to the conversion of the Bonds, credited as fully-paid, on the conversion thereof, subject to and otherwise in accordance with the terms and conditions of the Bonds, such New Shares, when issued, to rank *pari passu* in all respects with the then existing ordinary shares of S$1.00 each in the capital of the Company save as may be otherwise provided in the terms and conditions of the Bonds; and

   (ii) take such steps, make such amendments to the terms and conditions of the Bonds and exercise such discretion as the Directors of the Company may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

RESOLUTION 3
Ordinary Resolution: Grant of options and allotment of shares to employees and directors of the Parent Group pursuant to the CapitaLand Share Option Plan

That approval be given for up to 20 per cent. of the total number of ordinary shares of S$1.00 each in the capital of the Company available under the CapitaLand Share Option Plan (the "Share Option Plan") to be made available for the grant of options (" Options") under the Share Option Plan to persons who are employees (including executive directors) and non-executive directors of a company being the holding company of the Company designated by the committee appointed to administer the Share Option Plan (the "Committee") for the purposes of the Share Option Plan (the "Parent Company"), and such of the Parent Company's subsidiaries as are designated by the Committee for the purposes of the Share Option Plan (" Parent Group Executives/Directors "), provided that any such employee or non-executive director whose services have been seconded to the Company or any of its subsidiaries shall not be treated as a Parent Group Executive/Director for the purposes of this Resolution.

RESOLUTION 4
Ordinary Resolution: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the Company ("shares") whether by way of rights, bonus or otherwise; and

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued share capital of the Company for the time being;

(2) for the purpose of determining the aggregate number of shares that may be issued under (1) above, in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Lim Mei Yi
Company Secretary
10th April, 2002
Singapore

NOTES:-

1. A Shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

2. The instrument appointing a proxy must be lodged at the registered office of the Company at 168 Robinson Road, #30-01, Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Submitted by Lim Mei Yi, Company Secretary on 10/04/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ISSUANCE OF REDEEMABLE PREFERENCE SHARES BY ASSOCIATED COMPANY

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that its indirect 50% associated company incorporated in Singapore, Pidemco Centre Pte Ltd ("PCPL"), has issued 77 million redeemable preference shares ("preference shares") of par S$0.01 each at an issue price of S$1.00 each to its sole shareholder, Eureka Office Fund Pte Ltd ("Eureka").

Eureka is the 50:50 joint venture company between CapitaLand (Office) Investments Pte Ltd, an indirect wholly-owned subsidiary of the Company and Eureka GmbH.

Following the allotment of the preference shares, the capital of PCPL comprises 85,650,000 ordinary shares of S$1.00 each and 77 million preference shares of S$0.01 each.

The Company's interest in PCPL remains unchanged at 50% after the abovementioned increase.

By Order of the Board

Jessica Lum
Assistant Company Secretary
11 April 2002

s:ses/sgx annc/ccl/pcpl-issuance of RPS-11April.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CAPITALAND LIMITED
ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001
("FY2001 Annual Report")

CapitaLand Limited wishes to provide information in respect of share options granted to the Directors of the Company, in the format as prescribed under Practice Note 9h of the SGX Listing Manual, as follows:

Name of Director	Options granted* during financial year under review	Aggregate options granted since commencement of scheme to end of financial year under review	Aggregate options exercised since commencement of scheme to end of financial year under review	Aggregate options outstanding as at end of financial year under review
Philip Yeo Liat Kok	150,000	257,700	0	257,700
Hsuan Owyang	220,000	320,000	0	320,000
Liew Mun Leong	800,000	1,927,000	0	1,927,000
Sir Alan Cockshaw	220,000	424,630	0	424,630
Hsieh Fu Hua	120,000	227,700	0	227,700
Lim Chin Beng	120,000	260,010	0	260,010
Vernon R Loucks Jr.	50,000	103,850	0	103,850
Peter Seah Lim Huat	0	0	0	0
Sum Soon Lim	150,000	337,700	0	337,700
Jackson Peter Tai	170,000	220,000	0	220,000
Lucien Wong Yuen Kuai	100,000	153,850	0	153,850

* Terms of Options granted during financial year under review:

Date of grant : 18 June 2001
Exercise price : $2.50 per share
Exercise period : Exercisable between 19 June 2002 to 18 June 2006
(except for Liew Mun Leong where options are exercisable between 19 June 2002 to 18 June 2011)

For shareholders' easy reference, information on options granted to Directors are also found on pages 77, 78 and 191 of the FY2001 Annual Report.

By Order of the Board

Lim Mei Yi
Company Secretary
12 April 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF SALE OF ENTIRE SHAREHOLDING OF LC VENTURA (TAMPINES) PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has on 11 April 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
12 April 2002

s: ses/sgx-annc/ascot/lc ventura-cl annc.doc
12 Apr 2002
JLMS/june

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

COMPLETION OF SALE OF ENTIRE SHAREHOLDING OF LC VENTURA (TAMPINES) PTE LTD

Following the Announcement by the Company on 22 August 2000 with regard to the sale by the Company's indirect wholly owned subsidiary, Somerset Commercial Development Pte Ltd ("SCD"), together with SembCorp Engineers and Constructors Pte Ltd ("SembEC"), of the entire issued and paid-up capital of LC Ventura (Tampines) Pte Ltd ("LCV"), comprising 250,000 ordinary shares of S$1.00 each (the "Shares") at par to American International Assurance Company, Limited ("AIA"), the Board of Directors of the Company wishes to announce that the sale has been completed today.

AIA has, on completion, paid SCD and SembEC the respective sums of $150,000 and $100,000 for the Shares, and discharged shareholders' loans amounting to a total of approximately $30.24 million (of which approximately $18.33 million are shareholders' loans extended by SCD to LCV) and bank credit facilities amounting to approximately $93.65 million for financing the completion of the project.

By order of the Board

Chia Lee Meng
Company Secretary
11 April 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF FIRST QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
15 April 2002

s: ses/sgx-annc/raffles holdings/date-release.doc
14Apr2002
JLMS/tln

82-4507

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Date of Release of First Quarter Financial Results Announcement

Raffles Holdings Limited (the"Company") wishes to announce that the Company will release its financial results for the three months ended 31 March 2002 on Wednesday, 17 April 2002.

Submitted by Emily Chin, Company Secretary on 15/04/2002 to the SGX

82-4507

02 ... 26 ... 10

CapitaLand

NEWS RELEASE

For Immediate Release
16 April 2002

CAPITALAND WINS TWO CONSTRUCTION EXCELLENCE AWARDS

Singapore, 16 April 2002 ....CapitaLand's flagship office building and headquarters, Capital Tower, and its executive condominium, Woodsvale, have both garnered the BCA (Building and Construction Authority) Construction Excellence Award 2002 in their respective categories – Commercial Buildings, and Residential Buildings ($1000/m^2$ and above).

Commenting on CapitaLand's two awards, Mr Hiew Yoon Khong, Chief Executive Officer of CapitaLand Commercial, said "We are honoured that CapitaLand's two properties are recognised by the BCA again as they were awarded the BCA Best Buildable Design Awards last year. Winning the Construction Excellence Awards this year is further testimony of our commitment to providing customers with vibrant quality properties that meet their high expectations and standards."

"On behalf of CapitaLand, I would like to thank the project teams that worked on Capital Tower and Woodsvale. We would not have been able to win these prestigious awards without their hard work and dedication," he added.

Prominently located in Singapore's financial district, Capital Tower is the first of a new generation of wireless intelligent buildings and the first office building in Singapore outfitted to provide wireless local area network (LAN). Other intelligent features include screens in high-speed lifts providing 'live' news and stock market updates, state-of-the-

art carpark guidance system and a fully-integrated intelligent building management system.

The main contractor for Capital Tower is SsangYong Engineering & Construction Co Ltd, a leading engineering contractor equipped with the latest construction technology and teams of experienced industry professionals. Ssangyong's notable achievements in Singapore include Raffles City Complex, Suntec City Complex, KK Women's and Children's Hospital, and Tan Tock Seng Hospital.

Woodsvale, a 696-unit executive condominium located at the junction of Woodlands Avenue 7 and Woodlands Drive, is within close proximity to the Admiralty MRT station, Woodlands bus interchange, shopping centres, sports amenities and schools.

Woodsvale was built and designed by an award-winning team. Its landscaped environment which features palm-fringed pools, water features, trellised walkways and pebble paths amid lush greenery, is created by award-winning international landscape consultant Belt Collins. Renowned for its work on hotels and resorts worldwide, the firm has also designed the gardens of Raffles, Shangri-La and Hyatt hotels in Singapore.

The main contractor for the executive condominium is Nakano Singapore, a Japanese contractor which has won several awards from the Construction and Industry Development Board for construction excellence and best buildable design.

The BCA Construction Excellence Awards, introduced in 1986, are open to architectural and professional engineering consultancy firms, government departments, statutory boards and construction firms. Judges base their assessment on the contractor's overall management of the project and technical capability and innovations, as well as the quality of the completed project.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services. The Company leverages on its significant asset base and market knowledge to develop fee-based businesses.

Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

Issued by CapitaLand Limited.

For more information, please contact:

Nicole Neo
Corporate Communications Manager
CapitaLand Residential Limited
Tel: +65 6826 6869
Email: Nicole.Neo@capitaland.com.sg

Tonia Lim
Senior Executive
Corporate Communications
CapitaLand Commercial Limited
Tel: +65 6239 6738
Email: tonia.lim@capitalandcommercial.com

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

PRESS RELEASE AND ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "FIRST QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT"

CapitaLand's subsidiary, Raffles Holdings Limited ("RHL"), announced today its unaudited results for the first quarter ended 31 March 2002.

For details, please refer to the announcement and press release posted by RHL on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
17 April 2002

s: ses/sgx-annc/raffles/resultsfull1stquarter - cl annc.doc
17 Apr 2002 (JLMS/tln)

This format of the financial statements is not exhaustive. Listed companies should include separate disclosure of any items which is material because of its size and/or incidence so as to give a proper understanding of the group's performance.

Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the company and its principal subsidiaries".

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

First Quarter Financial Statement And Dividend Announcement

First Quarter financial statement on consolidated results for the three months ended 31 March 2002. These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		31 Mar 2002	31 Mar 2001	Change	31 Mar 2002	31 Mar 2001	Change
1.(a)	Turnover	91,843	89,448	3	507	1,288	(61)
1.(b)	Investment income	0	0	0	0	0	0
1.(c)	Other income including interest income	5,431	703	673	3,916	2,872	36
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange (loss) and exceptional items	12,479	38,473	(68)	2,993	2,606	15
2.(b)(i)	Interest on borrowings	(2,320)	(7,162)	(68)	(8)	(1,976)	(100)
2.(b)(ii)	Depreciation and amortisation	(12,569)	(11,879)	6	(7)	(15)	(53)
2.(b)(iii)	Foreign exchange (loss)	(148)	(32)	363	0	0	0
2.(c)	Exceptional items	8,916	0	n.m.	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange (loss) and exceptional items	6,358	19,400	(67)	2,978	615	384

		Group			Company		
		S$'000		%	S$'000		%
		31 Mar 2002	31 Mar 2001	Change	31 Mar 2002	31 Mar 2001	Change
2.(e)	Income derived from associated companies	6,595	(1,594)	n.m.	0	0	0
2.(f)	Less income tax	(4,961)	(6,805)	(27)	(920)	(209)	340
2.(g)(i)	Operating profit after tax before deducting minority interests	7,992	11,001	(27)	2,058	406	407
2.(g)(ii)	Less minority interests	(3,688)	(284)	1,199	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	4,304	10,717	(60)	2,058	406	407
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	4,304	10,717	(60)	2,058	406	407

n.m. - not meaningful

Notes to the Accounts

a. Change in Accounting Standards / Policies

The comparative figures for the previous financial period have been adjusted or extended to take into account the requirements of the revised Singapore Statements of Accounting Standard 12 (SAS 12 (2001)) on Income Taxes which the Group implemented in 2002.

The net effect of the adoption of the revised standard on the net profit, the opening revenue reserve and the net tangible asset is as follows:

S$' mil	Group	Company
	Increase / (Decrease)	
Net profit for the period ended 31 March 2001	0.6	-
Opening revenue reserve at 1 January 2001	(29.4)	-
Opening revenue reserve at 1 January 2002	(14.6)	-
Net tangible asset at 31 December 2001	(30.4)	-

b. Other income including interest income

Other income including interest income increased by S$4.7 mil mainly because of higher interest income from associates and interest income from surplus funds that were pending further deployment.

c. Interest on borrowings

Interest on borrowings decreased by S$4.9 mil from S$7.2 mil to S$2.3 mil due to lower market interest rates and lower loan principal as a result of repayment of loans.

d. Foreign exchange loss

This related to recorded monetary balances denominated in foreign currencies that were adjusted to reflect the rates at the balance sheet date. The foreign exchange loss of S$0.15 mil was mainly unrealised and due to the weakening of Australian Dollars and British Pounds against Singapore Dollars.

e. Exceptional item

The exceptional item before minority interest of S$8.9 mil (after minority interest of S$5.0 mil) consisted of a partial reversal of provision previously made in the accounts for the financial year ended 31 December 2001 in respect of a piece of land in Shanghai. The partial reversal being the difference between the sale consideration and the net carrying value of the land in the book prior to disposal.

The Group divested the land following a review as it was of the view that the development of a hotel at that site in Shanghai was no longer viable as a result of recent shifts in hotel location preferences and competitive developments since 1997 when the land was purchased. However, Shanghai remains an important gateway city for the Group to extend its hotel network and it will continue to seek alternative opportunities in Shanghai.

f. Income / (loss) derived from associated companies

Income / (loss) derived from associated companies increased to a S$6.6 mil profit mainly due to equity accounting for the 45% results of Tincel Properties (Private) Limited following the 55% divestment in June 2001.

	Group Figures	
	31 Mar 2002	31 Mar 2001
3.(a) Earnings per share based on 2(h) above after deducting any provision for preference dividends:-		
(i) Based on existing issued share capital cts	0.21	0.52
(ii) On a fully diluted basis cts	0.21	0.52
3.(b) Earnings per share based on 2(j) above:-		
(i) Based on existing issued share capital cts	0.21	0.52
(ii) On a fully diluted basis cts	0.21	0.52
3.(c) Net tangible asset backing per ordinary share S$	0.89	1.01

4.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

4.(b) Amount of any pre-acquisition profits

NIL

4.(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties	$Profit/(Loss)
MCH Holdings (Shanghai) Pte Ltd and Shanghai Merchant Court Hotel Co., Ltd	$0.00

4.(d) Any other comments relating to Paragraph 4

NIL

4.(e) Segmental Results

a) Primary Reporting - Business Segments

S$'000	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
31-Mar-2002				
Turnover				
External Sales	91,843	-	-	91,843
Inter-segment Sales	-	-	-	-
	91,843	-	-	91,843

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Results				
Earnings Before Interest, Tax, Depreciation & Amortisation (EBITDA)	19,033	4,899	3,910	27,842
Depreciation and Amortisation	(12,566)	-	(3)	(12,569)
Earnings Before Interest and Tax (EBIT)	6,467	4,899	3,907	15,273
Interest Expenses	-	-	(2,320)	(2,320)
Profit Before Tax	6,467	4,899	1,587	12,953
Income Tax Expenses				(4,961)
Profit After Tax				7,992
Minority Interests				(3,688)
Net Profit After Tax Attributable to Shareholders				4,304
Other Information				
Segment Assets	1,382,679	-	297,702	1,680,381
Associated Companies	376,806	382,332	-	759,138
Consolidated Total Assets	1,759,485	382,332	297,702	2,439,519
Segment Liabilities	115,116	-	322,873	437,989

S$'000	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
31-Mar-2001				
Turnover				
External Sales	72,358	17,090	-	89,448
Inter-segment Sales	621	-	(621)	-
	72,979	17,090	(621)	89,448

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Results				
Earnings Before Interest, Tax, Depreciation & Amortisation (EBITDA)	22,925	13,478	444	36,847
Depreciation and Amortisation	(11,759)	(114)	(6)	(11,879)
Earnings Before Interest and Tax (EBIT)	11,166	13,364	438	24,968
Interest Expenses	-	-	(7,162)	(7,162)
Profit Before Tax	11,166	13,364	(6,724)	17,806
Income Tax Expenses				(6,805)
Profit After Tax				11,001
Minority Interests				(284)
Net Profit After Tax Attributable to Shareholders				10,717
Other Information				
Segment Assets	1,888,413	900,302	29,342	2,818,057
Associated Companies	16,816	-	-	16,816
Consolidated Total Assets	1,905,229	900,302	29,342	2,834,873
Segment Liabilities	45,747	28,775	536,708	611,230

b) Secondary Reporting - Geographical Segments

	31-Mar-02 S$'000	31-Mar-01 S$'000
Turnover		
Singapore	25,505	59,916
Europe	46,011	11,696
America	10,015	7,742
Others	10,312	10,094
	91,843	89,448
EBIT		
Singapore	9,694	23,133
Europe	(2,489)	479
America	(411)	1,586
Others	8,479	(230)
	15,273	24,968
Total Assets		
Singapore	1,487,363	2,278,825
Europe	624,873	191,359
America	123,400	114,911
Others	203,883	249,778
	2,439,519	2,834,873

5.(a) Review of the performance of the company and its principal subsidiaries

As anticipated, the global lodging industry continued to be adversely affected by the weak economy in the first quarter of 2002. The International Air Transport Association predicted, at the beginning of the year, a continual contraction in international passenger traffic in early 2002. For the hotel industry worldwide, revenue per available room ("RevPAR") figures declined in the first quarter compared with the same period last year.

In line with the industry, the Group, particularly hotels in the luxury tier, turned in weaker operating performance in the first quarter of 2002 compared with the corresponding period last year. However, despite the difficult market conditions, a majority of the Group's hotels managed to perform relatively better than their competitive sets in the various markets. For the period under review, the Group achieved an overall RevPAR of S$130. This represented a 16.5% drop compared to the first quarter of 2001, which was in line with expectations of industry performance worldwide. However, compared with the fourth quarter of 2001, the Group's RevPAR increased by 2%.

In its 2001 results announcement, the Group stated that it expected a loss in the first quarter of 2002. The Group has, instead, achieved a profit after tax attributable to shareholders of S$4.3 million or 0.21 cents per share for the first quarter ended 31 March 2002. This was due to the exceptional item arising from the sale of a piece of land in Shanghai that was no longer suitable for hotel development.

Performance against competitive sets

The Group regularly collects performance data through informal census and industry databases for the purpose of reviewing the performance of its hotels against their competitive sets.

Based on these analyses, for the Singapore portfolio, three of its hotels had steadily increased their RevPAR premiums over their competitive set averages although the overall RevPAR was lower

year on year in line with market trends. In Asia Pacific (excluding Singapore), Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal in Cambodia remained strong market leaders, while Swissotel Dalian continued to improve on RevPAR premiums against competitors throughout the quarter. In the Americas, Raffles L'Ermitage Beverly Hills, Swissotel Quito and Swissotel Lima commanded RevPAR premiums over their competitive set averages. In Europe, a majority of the Group's 10 hotels, notably Raffles Hotel Vier Jahreszeiten, achieved RevPAR premiums over their competitive set averages. Of the four hotels that the Group manages in the Middle East/Mediterranean region, Swissotel Istanbul continued to lead in its competitive set in RevPAR. However the region continues to be affected by the after-shocks of the September 11 attacks and outlook is uncertain with the conflict in the Middle East.

(i) Turnover

3 months ended 31 March

S$' mil	Mar YTD 2002	Mar YTD 2001	Change	%
Hotels & Resorts	91.8	72.3	19.5	27%
Related Commercial Investment	-	17.1	(17.1)	n.m.
Total Turnover	**91.8**	**89.4**	**2.4**	**3%**

For the three months ended 31 March 2002, the Group achieved a turnover of S$91.8m, an increase of 3% over the same period last year. The increase was mainly in the Hotels and Resorts segment as a result of the acquisition of Swissotel in June 2001. No turnover was recorded in the Related Commercial Investment segment with the de-consolidation of Tincel Properties (Private) Limited (formerly known as Raffles City (Private) Limited, which owns the Raffles City Complex), following the 55% divestment in June 2001.

(ii) Profitability

3 months ended 31 March

S$' mil	Mar YTD 2002	Mar YTD 2001	Change	%
Hotels & Resorts	19.0	22.9	(3.9)	(17%)
Related Commercial Investment	4.9	13.5	(8.6)	(64%)
Earnings before interest, tax, depreciation & amortisation (EBITDA)	**23.9**	**36.4**	**(12.5)**	**(34%)**

S$' mil	Mar YTD 2002	Mar YTD 2001	Change	%
Profit after tax and extraordinary items attributable to shareholders	4.3	10.7	(6.4)	(60%)
Basic earnings per share (cents)	0.21	0.52	(0.31)	(60%)

For the first quarter ended 31 March 2002, the Hotels and Resorts segment recorded earnings before interest, tax, depreciation and amortisation of S$19.0 mil. This was lower compared to the same period last year due mainly to weaker operating performance in line with the industry. Contributions from the Related Commercial Investment segment declined as the Group equity accounted for 45% instead of consolidating 100% of the earnings from Tincel Properties (Private) Limited.

Overall, profit after tax attributable to shareholders was S$4.3 mil due to the exceptional item arising from the sale of a piece of land that was no longer suitable for hotel development. Net earnings per share was 0.21 cents compared with 0.52 cents.

(iii) Net Tangible Assets

The Net Tangible Asset backing as at 31 March 2002 is S$1,856.3 mil as compared to S$1,858.7 mil as at 31 December 2001. The decrease was due to a balance sheet translation exchange loss on our foreign assets of S$8.7 mil which was partially offset by the net profit of S$4.3 mil for the quarter.

5.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the Directors, no item or event of a material or unusual nature has occurred between 31 March 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the period ended 31 March 2002.

6. Commentary on current year prospects

According to the Economic Intelligence Unit, global economic growth is expected to pick up during the second half of 2002 and recover in 2003. This is expected to flow through in terms of increases in international travel and demand for the hotel industry in 2003, given the typical lag time. As a result, industry conditions are expected to remain challenging for the rest of 2002.

The Group will continue with its cost containment programmes and has recently implemented various initiatives to reduce costs in all areas including food and beverage (F&B), marketing and administration, while taking advantage of synergies provided by its expanded distribution and critical mass of hotels and resorts. At the same time, it continues to drive revenue growth and has introduced various marketing initiatives to increase the use of third party Internet sites for the booking of rooms; promotional tie-ups with credit card companies; and packages targeted at special occasions and leisure and business travellers. The Group has also selectively stepped up its advertising campaigns, roadshows and participation at regional and global trade fairs. On the F&B front, the Group plans to roll out its successful dining concepts, such as Doc Cheng's, JP Bastiani and Jaan, at various hotels in Europe, thus expanding its brand concepts to new markets.

Against this backdrop of a challenging industry outlook, the Group expects operating performance to be weak for the rest of 2002. However, it expects to be profitable for the whole year although the overall profitability is expected to be significantly lower than that of 2001, which included a substantial exceptional gain from the partial divestment of Tincel Properties (Private) Limited.

7. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Date payable

NA

(d) Books closing date

NA

(e) Any other comments relating to Paragraph 7

NIL

8. Details of any changes in the company's issued share capital

There have been no changes to the issued share capital of the Company since 31 December 2001.

Under the Raffles Holdings Share Option Plan, there have been no new options granted since 31 December 2001.

No shares of the Company were issued during the financial year by virtue of the exercise of Options to take up unissued ordinary shares of the Company. As at 31 March 2002, there were 9,581,100 unissued ordinary shares of S$0.50 each of the Company under Options under the aforesaid Plan.

9. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/03/2002 (DD/MM/YYYY)		As at 31/12/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured
76,972,000	78,751,000	77,878,000	78,359,000

(b) Amount repayable after one year

As at 31/03/2002 (DD/MM/YYYY)		As at 31/12/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured
78,764,000	15,000,000	79,928,000	16,000,000

(c) Any other comments relating to Paragraph 9

NIL

10. Balance Sheet

	Group		Company	
	31-Mar-2002	31-Dec-2001	31-Mar-2002	31-Dec-2001
Investment Properties	107,000	107,000	-	-
Goodwill	43,221	43,982	-	-
Property, Plant and Equipment	1,110,273	1,132,058	28	32
Subsidiaries	-	-	1,128,410	1,123,906
Associated Companies	759,138	752,906	371,441	371,441
Other Non-Current Assets	44,863	48,503	355	361
Current Assets	375,024	376,254	295,277	299,901
Current Liabilites	(295,730)	(306,421)	(16,766)	(16,260)
Net Current Assets	79,294	69,833	278,511	283,641
Long Tem Loans	(93,764)	(95,928)	-	-
Other Non-Current Liabilities	(48,495)	(51,050)	(22,377)	(22,300)
	2,001,530	2,007,304	1,756,368	1,757,081
Share Capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	859,530	862,721	716,368	717,081
	1,899,530	1,902,721	1,756,368	1,757,081
Minority Interests	102,000	104,583	-	-
	2,001,530	2,007,304	1,756,368	1,757,081

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
17/04/2002

Raffles HOLDINGS

Press Release on Financial Statements for the 1st Quarter of 2002

RAFFLES HOLDINGS ACHIEVED NET PROFIT OF S$4.3 MILLION AFTER EXCEPTIONAL ITEM

FINANCIAL HIGHLIGHTS For the 3 Months Ended 31 March		
	1Q2002	1Q2001
Turnover (S$ million)	91.8	89.4
Earnings before interest, taxes, depreciation and amortisation (EBITDA) (S$ million)	27.8	36.8
Profit attributable to shareholders (S$ million)	4.3	10.7
Earnings per share (cents)	0.21	0.52

- **PERFORMED BETTER THAN COMPETITORS AMIDST DIFFICULT CONDITIONS**
  - A majority of the Group's hotels performed relatively better than their competitive sets despite difficult market conditions.
  - The Group, particularly hotels in the luxury tier, turned in a weaker operating performance in 1Q, in line with the lodging industry worldwide.

- **SLIGHT IMPROVEMENT IN REVPAR FROM THE PRECEDING QUARTER**
  - The Group achieved an overall revenue per available room (RevPAR) of S$130:
    - 2% increase compared with the fourth quarter of 2001
    - 16.5% drop compared with the first quarter of 2001, in line with industry

- **OPERATING CONDITIONS TO CONTINUE TO BE CHALLENGING IN 2002**

  "We expect operating performance to be weak for the rest of 2002. However, the Group is projected to be profitable for the whole year although the overall profitability will be significantly lower than that of 2001."

  Richard C. Helfer, President & CEO, Raffles Holdings Limited

Attachments:
Appendix A – Corporate Information
Appendix B – Raffles Holdings Portfolio

****

For more information, please contact:
Ms. Ng Mun Yee
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357 or (65) 6430 1306
Fax: (65) 6339 2912
E-mail: ng.munyee@raffles.com

APPENDIX A - CORPORATE INFORMATION

Raffles Holdings Limited is a leading hotel chain headquartered in the Asia Pacific, with the most extensive reach worldwide, across the six continents of Asia, Europe, North America, South America, Australia and Africa. In June 2001, the Group acquired Swissotel Holding AG, further enhancing its portfolio of luxury and deluxe hotels with over 13,000 rooms in 33 destination cities and 17 countries.

Raffles International Limited, formed in 1989, is the hotel management arm of Raffles Holdings. Raffles International is a name well respected in the industry for its standards of quality, award winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissotel brand" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort.

The Raffles International approach to each hotel is unique, innovative and market-driven. Its commitment is to create and manage hotels which, by their style and quality, are immediately recognised as hotels of preference.

Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

APPENDIX B – RAFFLES HOLDINGS PORTFOLIO

Asia Pacific
Raffles Hotel, Singapore
Swissotel The Stamford, Singapore
Raffles The Plaza, Singapore
Raffles Grand Hotel d'Angkor, Siem Reap, Kingdom of Cambodia
Raffles Hotel Le Royal, Phnom Penh, Kingdom of Cambodia
Swissotel Beijing, Hong Kong Macau Centre, People's Republic of China
Swissotel Dalian, People's Republic of China
Merchant Court Hotel, Sydney, Australia
Swissotel Merchant Court, Singapore
Merchant Court Hotel at Le Concorde, Bangkok, Thailand
Raffles Resort Bali at Jimbaran, Indonesia *
Raffles Resort Bintan, Indonesia *

Europe
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
Raffles Brown's Hotel, London, United Kingdom
Le Montreux Palace, Switzerland
Swissotel Amsterdam, The Netherlands
Swissotel Basel, Switzerland
Swissotel Dusseldorf/Neuss, Germany
Swissotel Geneva, Metropole, Switzerland
Swissotel London, The Howard, United Kingdom
Swissotel Zurich, Switzerland
Swissotel Berlin, Germany
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain *
Swissotel Frankfurt, Germany *

Middle East/ Mediterranean
Swissotel Cairo, El Salam Hotel, Egypt
Swissotel Gocek, Marina & Spa Resort, Turkey
Swissotel Istanbul, The Bosphorus, Turkey
Swissotel Sharm El Sheikh, El Salam, Egypt
Swissotel Bursa, The Celik Palas, Turkey
Swissotel Izmir, The Grand Hotel Efes, Turkey

The Americas
Raffles L'Ermitage Beverly Hills, California, USA
Swissotel Atlanta, USA
Swissotel Boston, USA
Swissotel Chicago, USA
Swissotel New York, The Drake, USA
Swissotel Washington, The Watergate, USA
Swissotel Lima, Peru
Swissotel Quito, Ecuador

* under development

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "ANNOUNCEMENT OF RETIREMENT / APPOINTMENT OF DIRECTORS"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has issued an announcement on 16 April 2002 on the appointment of Mr Lui Chong Chee as Director with effect from 16 April 2002.

RHL has also announced the retirement of Mr Ed Ng Ee Peng as Director at RHL's 7th Annual General Meeting.

For details, please refer to the announcements posted by RHL on the SGX website www.sgx.com.sg

Lim Mei Yi
Company Secretary
17 April 2002

s: ses/sgx-annc/raffles holdings/appt-LCC.doc
17Apr2002
JLMS/tln

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

Announcement of Retirement / Appointment of Directors

Raffles Holdings Limited (the "Company") hereby announces the retirement of Mr Ed Ng Ee Peng as a director of the Company at the 7th Annual General Meeting. Mr Ed Ng had not sought re-election. Following his retirement, Mr Lui Chong Chee, ceased to be alternate director to Mr Ed Ng, on the Board of the Company. The Board extends its appreciation to Mr Ed Ng for his past services.

The Company also wishes to announce the appointment of Mr Lui Chong Chee as a director of the Company with effect from 16 April 2002.

Submitted by Emily Chin, Company Secretary on 16/04/2002 to the SGX

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

7th ANNUAL GENERAL MEETING

The Company wishes to announce that at the 7th Annual General Meeting ("AGM") of the Company held on 16 April 2002, all resolutions relating to matters set out in the Notice of the AGM were duly passed.

Submitted by Emily Chin, Company Secretary on 16/04/2002 to the SGX

82-4507

CapitaLand

For immediate release
18 April 2002

PRESS RELEASE

CapitaLand acquires prime residential site in Shanghai

Plot has potential to develop 2,000 units

Singapore, April 18, 2002 -- CapitaLand, through its subsidiary CapitaLand China, has acquired a 108,011 square metre residential site in Changning District, Shanghai, from Shanghai Xin Tian Di Real Estate Development Company. The site, with potential gross floor area of about 270,000 sqm, can build approximately 2,000 residential units. This will add to CapitaLand's current development pipeline comprising about 1,700 units from Chrysanthemum Park Phase 3 in Pudong district and a site in Xuhui district.

Located in a choice residential area, the site will enjoy a landscaped riverfront view and the convenience of a MRT station beside it. The site is expected to be developed into a quality residential condominium project over three to five years. The acquisition cost of the site is RMB 695 million (S$154 million). CapitaLand China, through its wholly owned subsidiary, Hua Sheng Holdings, will take a 97 per cent stake while Shanghai Xin Tian Di Real Estate Development Co. will take the remaining three per cent stake.

CapitaLand President and Chief Executive Officer Mr Liew Mun Leong said, "China is an important market for CapitaLand. We have now successfully set up our multi-sector businesses in China which includes commercial, residential, hospitality and property services. This prime site provides yet another exciting opportunity for us to tap the potential of the vast residential market in Shanghai."

CapitaLand

CapitaLand China Chief Executive Officer Mr Lim Ming Yan said, "We are confident that Shanghai's economy and residential property market will continue to perform well. Our new site allows us to bring to our customers a new lifestyle – a lifestyle of quality and convenience. Changning district is already an established residential area with complete and sophisticated support facilities and amenities such as parks, shopping malls and international schools. The area is popular with both expatriates and Shanghainese."

He added that, "Since the first quarter of 2000, the housing price indices for both Shanghai and Changning have been on a steady upward trend. With the expected completion of the MRT extension in end 2004, we believe that the area will become even more popular with home buyers."

The site has a standard land tenure of 70 years and will be handed over to CapitaLand by end 2002. It is located at the junction of Tianshan Road and Shuicheng Road. The north of the site faces a six hectare park along the bank of the famous Suzhou Creek. To the south of the site, the planned MRT Line 2 extension along Tianshan Road is expected to commence construction in June this year and be operational by end 2004. MRT Line 2 currently serves commuters travelling between Puxi and Pudong. The new extension will link the site to Hongqiao International Airport as well as the MRT transport network of Shanghai.

The acquisition is not expected to have a material impact on the net tangible assets or earnings per share for CapitaLand for the current financial year ending December 31, 2002. None of the directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

CapitaLand China's existing projects - Chrysanthemum Park Phase 1 is fully sold, while its Summit Panorama (Chrysanthemum Park Phase 2) has achieved close to 90 per cent sales and bookings since its launch in the second half of last year. Manhattan Heights, which was launched last year, has also achieved more than 90 per cent sales.

For its development pipeline, in addition to Chrysanthemum Park Phase 3, CapitaLand China has a prime 28,000 sqm site in Xuhui District, Shanghai. The site is conveniently located near the Xujiahui shopping and commercial hub and will be developed into a quality condominium comprising about 800 apartments with a full range of facilities. Residents will be able to commute easily via the nearby MRT station.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services. The Company leverages on its significant asset base and its market knowledge to develop fee-based businesses.

Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

Issued by: CapitaLand Limited

Date: April 18, 2002

For more information, please contact:

Nicole Neo
Corporate Communications Manager
Tel: (65) 6826 6869
nicole.neo@capitaland.com.sg

Basskaran Nair
Senior Vice President (Communications)
Tel: (65) 6823 3554
basskaran.nair@capitaland.com.sg

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED
(1) RESULTS OF THE 22ND ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 18 APRIL 2002
(2) CESSATION OF DR WEE KIM WEE AS DIRECTOR

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has on 18 April 2002 issued an announcement on the above matters. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
19 April 2002

s: ses/sgx-annc/ascott/agmegm-results.doc
19 April 2002

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENTS

The Board of Directors of the Company wishes to announce the following :-

1) RESULTS OF THE 22ND ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 18 APRIL 2002

At the 22nd Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") of the Company held on 18 April 2002, all the resolutions as set out in the Notices of AGM and EGM both dated 26 March 2002 and put to the meetings as ordinary and special businesses were duly passed.

2) CESSATION OF DR WEE KIM WEE AS DIRECTOR

Dr Wee Kim Wee has retired as a Director of the Company as from the conclusion of the 22nd Annual General Meeting held on 18 April 2002.

By Order of the Board

Chia Lee Meng
Company Secretary
18 April 2002

K:\DATA\GL\SGX\Announcement 2002\AGM&EGM\Results of meetings.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "APPOINTMENT OF DIRECTOR"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the appointment of Mr Wong Chin Huat, David, as Director with effect from 19 April 2002.

For details, please refer to the announcements posted by Ascott on the SGX website www.sgx.com.sg

Lim Mei Yi
Company Secretary
19 April 2002

s: ses/sgx-annc/ascott/appt-dw.doc
19 April 2002

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

APPOINTMENT OF DIRECTOR

The Board of Directors of the Company is pleased to announce the appointment of Mr. Wong Chin Huat, David as a Director of the Company with effect from 19 April 2002.

By order of the Board
Chia Lee Meng
Company Secretary
19 April 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following:

(a) its wholly-owned subsidiary, CapitaLand Residential Limited, has sold a property developed by its subsidiary, Leonie Court Pte Ltd, to one of CapitaLand Group employees; and

(b) its Australian subsidiary, the Australand Holdings Limited ("AHL") Group has sold a property developed by AHL to one of its employees.

2 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
22 April 2002

s/sec/sgx annc/clause 1006(4)/palmgrove&ahl.doc
17 Apr 2002
JLMS/june

CapitaLand

For immediate release

April 22, 2002

NEWS RELEASE

More than half of The Waterina Phase 1 taken up over Sunday preview

Freehold residential development located minutes from CBD

Singapore, April 22 – CapitaLand will officially launch The Waterina (水景轩) this Saturday, April 27, making available 171 of 398 units at an average price of $592 per square foot. More than half of Phase 1 release were taken up in a preview held on Sunday. The freehold development along Guillemard Road is near to the Central Business District and targeted at families and professionals who will appreciate the convenience of its location. The deferred payment scheme will also be offered to buyers.

Patricia Chia, CapitaLand Residential Deputy CEO for Singapore Operations said: "We are pleased that The Waterina has received such positive response. We believe that homebuyers are looking for a freehold, contemporary-styled development near the CBD, especially since there has not been a sizeable one in the vicinity in the past couple of years. They will appreciate The Waterina's attractive pricing, convenient location and spacious units."

CapitaLand

To give buyers more flexibility in managing their cashflow, CapitaLand is offering the deferred payment scheme where buyers pay only five per cent of the purchase price when they book a unit, and another five per cent eight weeks from the date of the option. The remaining 10 per cent and progress payments are payable when Temporary Occupation Permit (TOP) is obtained.

The Waterina will be the first project under development to offer buyers the innovative MortgageOne home loans solution, in an exclusive tie-up with Standard Chartered Bank. For a limited period, the bank will also offer buyers full legal fee subsidy and free fire insurance for two years. MortgageOne home loans solution combines the homebuyers' mortgage with the transactional freedom of a current account. Interest earned on deposits in the homebuyers' current account is used to offset the interest payable on the mortgage. They can also tailor the mortgage repayment according to individual financial goals and obligations, or take a break from payment should the need arise.

Located along Guillemard Road, The Waterina comprises twelve blocks designed in a contemporary style around a lush and tranquil setting. The units, tailored for modern lifestyles, are spacious and stylishly designed. Buyers have a choice of six unit types, from one- to four-bedrooms. Sizes for the units range from 59 square metre (635 square feet) to 199 sq m (2,142 sq ft). Each unit is fitted with quality fittings and buyers have a choice of colour schemes to suit individual preferences.

CapitaLand

Central to the development is a "water-court" housing an Olympic-length swimming pool, "wave" water feature pool, outdoor heated spa, jacuzzi, interactive water play jets for the children and more. Residents will also enjoy a range of facilities including a cyber games and computer room, children's playground, gymnasium and fitness corner.

Families will especially enjoy the lifestyle offered by the range of facilities in the development and nearby amenities in the Kallang area. Kallang's entertainment, cultural and sports centres are within close proximity to The Waterina, in addition to water sports at the Kallang River and East Coast Park. Nearby amenities include shopping complexes like the Singapore Post Centre, dining at the new Stadium Waterfront, and wet markets.

Families with children of school-going age will appreciate the convenience of having reputable schools nearby, including Kong Hwa Primary, a school under the Special Assistance Plan (SAP) which is opposite The Waterina, Geylang Methodist Primary and Secondary, Chung Cheng High (Main/SAP) and Tanjong Katong Girls'.

The Waterina is easily accessible via the nearby Nicoll Highway, PIE and ECP. It is also within walking distance to Paya Lebar MRT station, which is part of the proposed Circle Line of the MRT line. Residents will enjoy convenient commuting when they move in after the first quarter of 2006, when The Waterina is expected to obtain its TOP.

Interested buyers can call CapitaLand's marketing hotline at 6826 6800 or the showflat at 6745 5258 for more information. Alternatively, they can visit the condominium website at www.thewaterina.com.sg.

CapitaLand

<u>About CapitaLand</u>

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as Avalon, The Levelz, The Loft and SunGlade. It aims to build its premium position with an emphasis on product leadership and the continuous introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

CapitaLand has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Issued by	:	**CapitaLand Limited**
Date	:	**April 22, 2002**

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE AND ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "FIRST QUARTER FINANCIAL STATEMENT ENDED 31 MARCH 2002"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), announced today its unaudited results for the first quarter ended 31 March 2002.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Jessica Lum
Assistant Company Secretary
25 April 2002

s: ses/sgx-annc/ascott/resultsfull1stqtr2002 - cl annc.doc
25 Apr 2002 (JLMS/june)

MASNET No. 32 OF 25.04.2002
Announcement No. 32

THE ASCOTT GROUP LIMITED

First Quarter Financial Statement ended 31 March 2002

First Quarter financial statement on consolidated results for the three months ended 31 March 2002
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		3 months ended 2002	3 months ended 2001	Change	3 months ended 2002	3 months ended 2001	Change
1.(a)	Turnover	69,082	61,933	+12	6,874	7,503	-8
1.(b)	Investment income	0	0	0	0	0	0
1.(c)	Other income including interest income	3,967	6,306	-37	1,940	1,872	+4
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	25,268	27,474	-8	9,319	3,992	+133
2.(b)(i)	Interest on borrowings	(5,918)	(16,335)	-64	(1,989)	(2,021)	-2
2.(b)(ii)	Depreciation and amortisation	(7,747)	(7,798)	-1	(450)	(311)	+45
2.(b)(iii)	Foreign exchange gain/(loss)	1,755	2,122	-17	(98)	176	-156
2.(c)	Exceptional items	0	(10,519)	+100	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	13,358	(5,056)	+364	6,782	1,836	+269

		Group			Company		
		S$'000		%	S$'000		%
		3 months ended 2002	3 months ended 2001	Change	3 months ended 2002	3 months ended 2001	Change
2.(e)	Income derived from associated companies	(790)	(431)	+83	0	0	0
2.(f)	Less income tax	(2,899)	(4,145)	-30	(155)	(496)	-69
2.(g)(i)	Operating profit after tax before deducting minority interests	9,669	(9,632)	+200	6,627	1,340	+395
2.(g)(ii)	Less minority interests	(346)	1,151	-130	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	9,323	(8,481)	+210	6,627	1,340	+395
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	9,323	(8,481)	+210	6,627	1,340	+395

Group Figures

		3 months ended 2002	3 months ended 2001
3.(a)	Earnings per share based on 2(h) above :-		
3.(a)(i)	Based on existing issued share capital #	0.60	(0.55)
3.(a)(ii)	On a fully diluted basis *	0.60	(0.55)
3.(b)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital #	0.60	(0.55)
	(ii) On a fully diluted basis *	0.60	(0.55)
3.(b)	Net tangible asset backing per ordinary share @	75.6	81.9

\# Net earnings per share calculation is based on share capital of 1,549,330,092 shares of S$0.20 each for 31 March 2002 (31 March 2001: 1,549,330,092 shares).

* As the exercise price of the 2000 options (S$0.37 per share) is higher than the market price and the 2001 options (S$0.32 per share) is not exerciseable until end June 2002, the share options are therefore ignored for the purpose of calculating fully diluted earnings per share for both periods.

@ Net tangible asset per share calculation is based on 1,549,330,092 shares outstanding as at 31 March 2002 (31 March 2001: 1,549,330,092 shares).

4.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was no adjustment for over or under provision of current and deferred tax in respect of prior years.

4.(b) Amount of any pre-acquisition profits

No pre-acquisition profits are included in the results of the Group for the quarter ended 31 March 2002

4.(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties	$Profit/(Loss)
Profit on sale of properties for the quarter ended 31 March 2002	$680,700.00

4.(d) Any other comments relating to Paragraph 4

NIL

5.(a) Review of the performance of the company and its principal subsidiaries

COMPANY'S PERFORMANCE

Turnover of the Company declined by 8% or S$0.6 million to S$6.9 million, mainly because of lower rental income generated from The Ascott, Singapore. Pre-tax profit increased by 269% or S$4.9 million as compared to 1Q2001. This was mainly attributable to the gain arising from the sale of a wholly-owned subsidiary to a jointly controlled entity.

GROUP'S PERFORMANCE

As compared to 1Q2001, the value of non-core assets has decreased by S$661 million to S$600 million. Over the same corresponding period, total number of units of serviced residences in operation increased by approximately 2,500 units to about 6,700 units. The Group has achieved a significant milestone in its transformation to become a pure play serviced residence company. The serviced residence business has overtaken the other two business segments ('retail' and 'residential and others') combined, to become the major contributor to the Group's turnover and EBITDA. This trend will accelerate, as newer serviced residences stabilise in their operations and the Group continues in its disposal of non-core assets.

(a) Turnover

1Q2002 vs 1Q2001

S$'000	1Q2002	1Q2001	Growth	
Serviced Residence	38,833	33,196	5,637	17%
Retail	9,797	20,916	(11,119)	-53%
Residential & Others	20,452	7,821	12,631	162%
Total	69,082	61,933	7,149	12%

The Group's turnover for 1Q2002 increased by 12% or S$7.1 million to S$69.1 million as compared to the corresponding period last year mainly because of higher turnover for the serviced residence sector.

Turnover for the serviced residence sector was 17% or S$5.6 million higher than that of 1Q2001. The higher turnover was mainly contributed by Oakford serviced residences (acquired on 31 December 2001) and Somerset Grand Shanghai with improved occupancy and rental rates. It was also due to new contributions from properties, namely The Ascott Pudong, Somerset Fortune Garden and Somerset Millennium which were opened after 1Q2001.

Turnover for the retail sector was 53% or S$11.1 million lower than 1Q2001. This was attributable to the sale of Orchard Point retail podium in May 2001, sale of Junction 8 and Funan The IT Mall in December 2001.

The 'residential and others' sector's turnover of S$20.5 million was 162% or S$12.6 million higher than 1Q2001. The higher turnover was mainly due to higher sale of units in the Colonnades project in Australia and 9 Nassim project in Singapore.

1Q2002 vs 4Q2001

S$'000	1Q2002	4Q2001	Growth	
Serviced Residence	38,833	36,376	2,457	7%
Retail	9,797	20,383	(10,586)	-52%
Residential & Others	20,452	10,126	10,326	102%
Total	69,082	66,885	2,197	3%

Compared to 4Q2001, the Group's turnover for 1Q2002 increased by 3% or S$2.2 million to S$69.1 million. This was attributable to higher contribution from the serviced residence sector.

The serviced residence sector grew by 7% or S$2.5 million due to new contribution from the Oakford serviced residences offset by lower contribution from the Singapore serviced residences as a result of slowdown in the Singapore economy.

Turnover of the "residential and others" sector increased by 102% or S$10.3 million due to higher sale of units in the Colonnades project in Australia and 9 Nassim project in Singapore.

Turnover for the retail sector decreased by 52% or S$10.6 million as compared to 4Q2001, mainly attributable to to the sale of Orchard Point retail podium in May 2001, sale of Junction 8 and Funan The IT Mall in December 2001.

(b) Profitability - EBITDA

1Q2002 vs 1Q2001

S$'000	1Q2002	1Q2001	Growth	
Serviced Residence	19,468	12,618	6,850	54%
Retail	5,810	16,007	(10,197)	-64%
Residential & Others	1,745	971	774	80%
Total	27,023	29,596	(2,573)	-9%

For 1Q2002, the Group's profit before interest, depreciation and amortisation, exceptional item and tax ('EBITDA') decreased by 9% or S$2.6 million to S$27.0 million compared to S$29.6 million in 1Q2001.

EBITDA for the serviced residence sector in 1Q2002 increased by 54% or S$6.9 million to S$19.5 million. This was mainly due to improved performance from the serviced residences in Vietnam and gain of S$5.8 million arising from the sale of a wholly-owned subsidiary owning The Ascott Mayfair in London, to an entity jointly controlled with the Crown Dilmun Group.

The EBITDA of the retail sector in 1Q2002 decreased by 64% or S$10.2 million compared to the corresponding period in 2001, due to the sale of Orchard Point retail podium, Junction 8 and Funan The IT Mall. The decline would have been sharper if not for the higher contributions from Liang Court Shopping Centre and Scotts Shopping Centre which the Group still owns.

EBITDA of the 'residential and others' sector increased by 80% or S$0.8 million. This was mainly due to the sale of units in the 9 Nassim project.

1Q2002 vs 4Q2001

S$'000	1Q2002	4Q2001	Growth	
Serviced Residence	19,468	4,098	15,370	375%
Retail	5,810	12,003	(6,193)	-52%
Residential & Others	1,745	392	1,353	345%
Total	27,023	16,493	10,530	64%

The Group's EBITDA went up by S$10.5 million or 64%, due to higher contribution from the serviced residence sector.

EBITDA of the serviced residence sector increased by 375% or S$15.4 million to S$19.5 million. One-off charges, totalling S$4.9 million were taken to the profit and loss account in 4Q2001 for the acquisition of Oakford serviced residences, formation costs of the Ascott-Crown Dilmun joint venture and loan related expenses. Excluding these charges, operating EBITDA of the serviced residence sector increased by S$10.5 million. The increase was mainly due to the gain of S$5.8 million arising from the sale of a wholly-owned subsidiary owning The Ascott Mayfair. Improved occupancy and rental rates achieved in most of the serviced residences in Vietnam, Auckland and China also contributed to the increase in EBITDA.

The EBITDA of the "residential and others" sector increased by 345% or S$1.4 million. This was mainly due to the provision made for foreseeable losses for the 9 Nassim project in Singapore in 4Q2001.

The EBITDA of the retail sector decreased by 52% from S$12.0 million to S$5.8 million. This was attributable to the loss of rental income following the sale of Junction 8 and Funan The IT Mall at the end of 4Q2001, offsetted by better performance of Liang Court Shopping Centre and Scotts Shopping Centre.

(c) Exceptional Items

The Group's exceptional loss of S$10.5 million in 1Q2001 relates to the provision made for The Masters Golf and Country Club.

(d) Share of Losses of Associated Companies

The Group's share of associated companies' losses were S$0.8 million in 1Q2002 compared to losses of S$0.4 million recorded in 1Q2001. The higher losses were mainly due to start-up losses from the Ascott-Dilmun joint venture and The Ascott, Beijing.

(e) Profit Attributable to Members of the Company

1Q2002 vs 1Q2001

For 1Q2002, the Group's attributable profit increased by S$17.8 million to S$9.3 million compared to loss of S$8.5 million in 1Q2001.

1Q2002 vs 4Q2001

The Group's attributable profit for 1Q2002 declined by S$25.1 million to S$9.3 million compared to profit of S$34.4 million for 4Q2001. This was mainly due to net one-time gain of S$43.3 million in 4Q2001.

5.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 31 March 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for 1Q2002.

6. Commentary on current year prospects

Economic outlooks of the major cities in which the Group operates are improving. 2Q2002 operational performance of the serviced residence sector is expected to benefit particularly from the recovery of the London and Singapore markets, whilst that for the retail properties should remain stable.

In line with the Group's strategy to dispose its non-core assets to focus on its core serviced residence business, the Group targets to divest between S$50 million to S$100 million of non core assets by the next two quarters, which together with the completion of sale of the Tampines Finance Park, would raise up to S$200 million in cash proceeds. These proceeds will in the interim be used to pare down debts, whilst the Group sources for earnings accretive investment opportunities in the core serviced residence business.

Barring unforeseen circumstances, the second quarter financial performance is expected to remain profitable.

7. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Date payable

NIL

(d) Books closing date

NOT APPLICABLE

(e) Any other comments relating to Paragraph 7

NIL

8. Details of any changes in the company's issued share capital

Since the last financial year ended 31 December 2001, there has been no increase in the issued and paid-up capital of the Company.

Under The Ascott Share Option Plan (the "Plan"), no options were granted during the period under review.

As at 31 March 2002, there were 32,016,000 unissued ordinary shares of S$0.20 each of the Company under Option under the aforesaid Plan, after accounting for 619,000 share options that were cancelled upon resignation of staff.

9. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/03/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$356,905,000	$33,813,000	$656,390,000	$33,841,000

(b) Amount repayable after one year

As at 31/03/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$368,787,000	$1,032,000	$330,034,000	$1,036,000

(c) Any other comments relating to Paragraph 9

NIL

10. Balance Sheet

NIL

11. Group Turnover and Profit Analysis

	Turnover		Profit before Interest, Exceptional Item and Tax[1]		Depreciation, Amortisation, Exceptional Item and Tax[1]	
	3 months ended		3 months ended		3 months ended	
	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
By Business Segments						
Serviced Residence	38,833	33,196	13,014	7,383	19,468	12,618
Retail	9,797	20,916	5,264	15,000	5,810	16,007
Residential & Others	20,452	7,821	998	(585)	1,745	971
	69,082	61,933	19,276	21,798	27,023	29,596

	Turnover		Profit before Interest, Exceptional Item and Tax[1]		Depreciation, Amortisation, Exceptional Item and Tax[1]	
	3 months ended		3 months ended		3 months ended	
	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
By Region						
Within Singapore	28,123	37,505	12,683	22,013	14,089	23,333
Asia (excluding Singapore)	21,988	16,952	6,381	(1,070)	12,436	5,316
Australia and New Zealand	18,091	5,489	(62)	(299)	222	(240)
United Kingdom	880	1,987	274	1,154	276	1,187
	69,082	61,933	19,276	21,798	27,023	29,596

The Asia operations refer to the Group's operations in Malaysia, Indonesia, Philippines, People's Republic of China and Vietnam.

' *Before taking into account share of associated companies and joint venture pretax loss (in Singapore, Thailand, Malaysia, China, Vietnam and Myanmar), amounting to S$790 thousand in 2002 (vs. pretax loss of S$431 thousand in 2001).*

12. Cash Flow Statement

	3 months ended 31/3/02 S$'000	12 months ended 31/12/01 S$'000
Cash flow from operating activities	2,239	82,482
Cash flow from investing activities		
Interest received	1,094	4,724
Acquisition of property, plant and equipment	(6,446)	(48,919)
Proceeds from disposal of property, plant and equipment	546	1,104
Additions to investment properties and properties under development	(7,360)	(63,358)
Proceeds from sale of investment properties and properties under development	-	576,245
Acquisition of subsidiaries	-	(7,454)
Disposal of subsidiaries	27,142	-
Investment in jointly controlled entities	(17,893)	(13,718)
Other investing cashflow	-	1,290
	(2,917)	449,914
Cash flow from financing activities		
Interest paid	(6,360)	(58,189)
Dividends paid to minority shareholders	-	(722)
Dividends paid	-	(11,697)
Payment of merger expenses	-	(4,154)
Proceeds from bank borrowings	190,327	778,759
Repayment of term loans	(425,519)	(988,219)
	(241,552)	(284,222)
Net (decrease) / increase in cash and cash equivalents	(242,230)	248,174
Cash and cash equivalents at beginning of year	358,225	108,534
Effect of exchange rate changes on balances held in foreign currencies	(7)	1,517
Cash and cash equivalents at end of year	115,988	358,225

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward

looking statements, whether as a result of new information, future events or otherwise.

BY ORDER OF THE BOARD

Chia Lee Meng
Company Secretary
25/04/2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
No 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

April 25, 2002
For Immediate Release
Contact:
Ida Lim 6586 7230
Tay Cheng Cheng 6586 7231

NEWS RELEASE

Ascott Achieves S$9.3 Million First Quarter Profit

The Ascott Group

	1Q2002	1Q2001	Change (%)
Turnover (S$ million)	**69.1**	61.9	12
EBITDA (S$ million)	**27.0**	29.6	-9
Profit attributable to shareholders (S$ million)	**9.3**	(8.5)	nm
Earnings per share (cents)	**0.60**	(0.55)	nm

Core Serviced Residence Sector

	1Q2002	1Q2001	Change (%)
Turnover (S$ million)	**38.8**	33.2	17
EBITDA (S$ million)	**19.5**	12.6	54

The Ascott Group, Asia Pacific's largest serviced residence company, reported a first quarter profit of S$9.3 million, and strong growth in its core serviced residence business.

- more -

Its first quarter group turnover of S$69.1 million was a 12 per cent increase over the first quarter 2001, and three per cent higher than the previous quarter. This was due to higher contributions from its serviced residence business.

Group EBITDA rose 64 per cent over the previous quarter. But this was nine per cent less than the first quarter 2001, due to the company's divesting its non-core businesses.

At Ascott's core serviced residence sector, EBITDA grew a robust 54 per cent to S$19.5 million over the first quarter last year, while turnover rose 17 per cent to S$38.8 million.

Compared to the previous quarter, the serviced residence turnover grew seven per cent and EBITDA rose 375 per cent.

The better performance was partly due to higher occupancies in most of Ascott's properties in Vietnam, New Zealand and China, and new contributions from its Oakford serviced residences in Australia and recently opened properties.

The large EBITDA rise over the previous quarter was also due to exceptional items. Ascott saw a S$5.8 million gain in the first quarter this year from the sale of The Ascott Mayfair in London to its UK joint venture company. Earnings in the previous quarter saw a deduction of S$4.9 million in one-off charges for the group's new ventures in Australia and the UK.

Mr Liew Mun Leong, Ascott's deputy chairman, and its parent company CapitaLand Limited's president, said: "The first quarter 2002 marks a milestone in Ascott's transformation into a pure play serviced residence company.

"For the first time, contributions from its core serviced residence business to group turnover and EBITDA was higher than the other non-core sectors combined. Ascott is on track in executing its strategy to become a leading international serviced residence company with well recognised brands."

Ascott's chief executive officer, Mr Kee Teck Koon, said: "The first quarter is usually the serviced residence industry's weakest. This year, there was the added challenge of the aftermath of the September 11 incident. Yet Ascott's performance has been resilient. We have continued to strengthen the quality of our earnings stream, and consolidate our market leadership in key cities.

"We expect the second quarter to be profitable. The group should benefit from the recovery of the London and Singapore serviced residence markets, and the improved economic outlook of many cities we operate in."

He added: "Going forward, our serviced residence business will increasingly contribute the bulk of group earnings, as our new residences stabilise their operations and we divest more non-core assets."

Mr Kee added that Ascott plans to divest another S$50 million to S$100 million non-core assets over the next two quarters. Together with the completed sale of its interest in Tampines Finance Park in early April, the disposal will raise up to S$200 million in cash. Ascott will use the proceeds to pare down debts and fund earnings accretive investments in its core serviced residence business.

Issued by : The Ascott Group Limited
Date : April 25, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010-0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

Website: www.the-ascott.com

- End -

CapitaLand

02 MAY 20

For immediate release
April 25, 2002

NEWS RELEASE

Preview sales for The Waterina hits 80%
Phase 2 units released for official launch this Saturday

Singapore, April 25 – CapitaLand's The Waterina, scheduled for official launch this Saturday, April 27, has received positive buyer response. Phase 1, comprising 171 units at an average price of $592 per square foot, is about 80 per cent sold during the preview. CapitaLand will release the balance of the 398-unit freehold development during the official launch this weekend. The deferred payment scheme is offered to all buyers.

Patricia Chia, CapitaLand Residential Deputy CEO for Singapore Operations said: "The Waterina's great location, attractive pricing and well-designed, spacious units have led to the strong pre-launch demand. We are pleased to release the remaining units to allow homebuyers to take advantage of this great value."

The Waterina is a freehold residential development conveniently located near the CBD along Guillemard Road. Comprising twelve blocks, The Waterina is designed in a contemporary style around a lush and tranquil setting. The units are spacious and stylishly designed, with sizes ranging from 59 sq m (635 sq ft) to 199 sq m (2,142 sq ft). Easily accessible via major highways, the development is within walking distance of Paya Lebar MRT station. Good schools and amenities are also nearby.

CapitaLand Residential, a member of CapitaLand, is committed to delivering premier, high quality homes that offer lasting value, with an emphasis on product leadership and continual innovation. CapitaLand has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Issued by : **CapitaLand Residential**
Date : **April 25, 2002**

For more information, please contact:

Tng Yanling
Corporate Communications Manager
Tel: 6826 6872

Nicole Neo
Corporate Communications Manager
Tel: 6826 6869

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

DIVESTMENT OF INDONESIAN COMPANIES:
CapitaLand Limited Announces the Sale of its Interests in PT Amethyst Wahyu and PT Pakuwon Amethyst

The Board Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following transactions which are in furtherance of the company's strategy to divest non-core assets and streamline its operation to focus on key gateway cities:

PT Amethyst Wahyu

CapitaLand's wholly-owned subsidiary, Amethyst Holdings Pte Ltd ("AHPL"), a company incorporated in Singapore, has today entered into a conditional sale and purchase agreement to sell its 95% interest in PT Amethyst Wahyu ("PTAW"), a company incorporated in Indonesia, for an aggregate cash consideration of US$25 million (approximately S$45.75 million). This interest comprises 15,200 ordinary shares in the issued capital of PTAW and shareholders' loans to PTAW.

PTAW owns a vacant site in Kebayoran, South Jakarta, Indonesia.

Completion of the sale is expected to take place on 18 December 2002, by which time US$20 million will have been paid. The remaining balance of US$5 million, to be paid on 30 June 2003, will be secured by a pledge of 50% of the ordinary shares of PTAW in favour of AHPL.

PT Pakuwon Amethyst

AHPL has also today sold its 51% interest in PT Pakuwon Amethyst ("PTPA"), a company incorporated in Indonesia, for an aggregate cash consideration of US$1.8 million (approximately S$3.29 million). This interest comprises 51,000 ordinary shares in the issued capital of PTPA and shareholders' loans to PTPA.

PTPA's only asset is "Permata Berlian", a development which comprises two uncompleted condominium towers in Permata Hijau, sub-district of Grogol Utara, district of Kebayoran Lama, South Jakarta.

The completion of both of these transactions is contingent upon approval of the sales by Indonesian authorities. Upon completion, PTAW and PTPA will cease to be subsidiaries of AHPL.

These divestments are not expected to have a material impact on CapitaLand's net tangible assets per share. It is, however, anticipated that these transactions will contribute approximately 1.6 cents to earnings per share for the financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the divestments.

By Order of the Board

Lim Mei Yi
Company Secretary
26 April 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

For immediate release

CAPITALAND TURNS IN NET PROFIT OF $32.3 MILLION IN FIRST QUARTER

Returns to profitability in first quarter,
Anticipates a full-year profit in 2002

Singapore, 26 April 2002 – CapitaLand Limited ("CapitaLand" or "Group") group reported net profit after tax and minority interest (PATMI) of $32.3 million in the first quarter of 2002, a turnaround from the previous quarter when the Group recorded an $89.1 million loss. Even excluding provisions and write-backs, first quarter PATMI of $27.7 million was slightly higher than the $26.6 million recorded in fourth quarter 2001.

CapitaLand recorded turnover of $707.5 million for the first quarter of 2002, slightly lower than the previous quarter. This resulted from lower residential sales in Australia, which are typically slow in the first quarter. However, earnings before interest and tax (EBIT) increased to $149.0 million from $15.3 million in the previous quarter, as CapitaLand Residential, The Ascott Group and Raffles Holdings Group registered improved performances.

The Group strengthened its balance sheet by reducing debt by more than $900 million, cutting finance costs by $28.2 million and increasing the proportion of its fixed-rate borrowings.

FINANCIAL HIGHLIGHTS

$ million	**1Q2002**	**4Q2001**	**1Q2001**
Turnover	707.5	747.0	759.3
Earnings before interest and tax ("EBIT")	149.0	15.3	148.8
Finance costs	(78.9)	(107.1)	(108.7)
Profit after tax and minority interests ("PATMI")	**32.3**	**(89.1)**	**22.0**
PATMI (without provisions & write-backs)	*27.7*	*26.6*	*22.0*

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

Liew Mun Leong, President and CEO of CapitaLand said, "We were not only profitable in the first quarter of 2002, but we have also continued to strengthen our balance sheet further. CapitaLand will continue to focus on executing its strategy and improving returns from its various businesses. We anticipate posting a full-year profit in 2002."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

--- END ---

For more information, please contact:

Basskaran Nair
SVP, Communications
Tel: 68233 554

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

For details on the analysts and media briefing, please visit our website www.capitaland.com.sg for our webcast (audio only) on that briefing.

CAPITALAND LIMITED
2002 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

First quarter financial statement on consolidated results for the three months ended 31 March 2002. These figures have not been audited.

		Group			Company		
		YTD Mar 2002 S$'000	YTD Mar 2001 S$'000	% Change	YTD Mar 2002 S$'000	YTD Mar 2001 S$'000	% Change
1(a)	**Turnover**	707,498	759,285	(6.8)	18,532	852	NM
1(b)	Investment income	-	22	NM	13,245	-	NM
1(c)	Other income including interest income	40,349	37,269	8.3	9,839	7,561	30.1
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	167,620	156,728	6.9	22,754	2,428	837.1
2(b)(i)	Interest on borrowings	(78,878)	(108,656)	(27.4)	(27,506)	(23,565)	16.7
2(b)(ii)	Depreciation and amortisation	(35,556)	(42,437)	(16.2)	(401)	(230)	74.3
2(b)(iii)	Foreign exchange gain/(loss)	4,068	571	612.4	(640)	(5,690)	(88.8)
2(c)	Exceptional items	-	-	-	-	-	-
2(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items	57,254	6,206	822.6	(5,793)	(27,057)	(78.6)
2(e)	Share of results of associated companies, joint venture companies and partnerships	12,827	33,902	(62.2)	-	-	-
	Operating profit/(loss) before tax	70,081	40,108	74.7	(5,793)	(27,057)	(78.6)
2(f)	Taxation	(21,581)	(17,082)	26.3	-	5,489	NM
2(g)(i)	**Profit/(Loss) after tax**	**48,500**	**23,026**	**110.6**	**(5,793)**	**(21,568)**	**(73.1)**
2(g)(ii)	Minority interests (MI)	(16,155)	(1,002)	NM	-	-	-
2(h)	**Profit/(Loss) after tax & MI**	**32,345**	**22,024**	**46.9**	**(5,793)**	**(21,568)**	**(73.1)**
2(i)	Extraordinary items (EI)	-	-	-	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	32,345	22,024	46.9	(5,793)	(21,568)	(73.1)

NM *Not meaningful.*

CAPITALAND LIMITED
ANNEX 1: 1Q 2002 vs 4Q 2001 PROFIT AND LOSS STATEMENT

		<---------- Group	---------->	
		1Q 2002 (3 mths) S$'000	**4Q 2001 (3 mths) S$'000**	**% Change**
1(a)	**Turnover**	707,498	747,013	(5.3)
1(b)	Investment income	-	1,834	NM
1(c)	Other income including interest income	40,349	127,514	(68.4)
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	167,620	4,757	NM
2(b)(i)	Interest on borrowings	(78,878)	(107,108)	(26.4)
2(b)(ii)	Depreciation and amortisation	(35,556)	(38,265)	(7.1)
2(b)(iii)	Foreign exchange gain/(loss)	4,068	15,371	(73.5)
2(c)	Exceptional items	-	-	-
2(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items	57,254	(125,245)	NM
2(e)	Share of results of associated companies, joint venture companies and partnerships	12,827	33,414	(61.6)
	Operating profit/(loss) before tax	70,081	(91,831)	NM
2(f)	Taxation	(21,581)	(48,438)	(55.4)
2(g)(i)	**Profit/(Loss) after tax**	**48,500**	**(140,269)**	**NM**
2(g)(ii)	Minority interests (MI)	(16,155)	51,163	NM
2(h)	**Profit/(Loss) after tax & MI**	**32,345**	**(89,106)**	**NM**
2(i)	Extraordinary items (EI)	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	**32,345**	**(89,106)**	**NM**

NM *Not meaningful.*

3(a) **Earnings per ordinary share (EPS) based on 2(h) profit after tax & MI but before EI**

The EPS based on existing share capital is calculated on the profit set out in 2(h) and 2(j) above and the weighted average number of issued shares of 2,517.3 million (YTD Mar 2001: 2,517.3 million) during the period under review.

In computing the EPS on fully diluted basis, share options whose exercise prices are equal to or above the market share price of the Company as at 31 March 2002 are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.3 million (YTD Mar 2001: 2,517.3 million).

		<------- Group ------->	
		YTD Mar 2002	**YTD Mar 2001**
3(a)(i)	EPS based on existing share capital (cents)	1.3	0.9
3(a)(ii)	EPS based on fully diluted basis (cents)	1.3	0.9

3(b) **Earnings per ordinary share (EPS) based on 2(j) profit after tax, MI and EI**

		<------- Group ------->	
		YTD Mar 2002	**YTD Mar 2001**
3(b)(i)	EPS based on existing share capital (cents)	1.3	0.9
3(b)(ii)	EPS based on fully diluted basis (cents)	1.3	0.9

3(c) **Net tangible assets backing per ordinary share**

	<------- Group ------->	
	YTD Mar 2002	**YTD Mar 2001**
NTA per ordinary share	2.37	2.78

The fall in the NTA per share to $2.37 was largely due to the Group's share of provision totalling $691.6 million and revaluation deficits of $424.9M made in the 2nd and 4th quarters of 2001.

4(a) **Amount of any adjustment for under or over-provision of tax in respect of prior years**

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and timing differences.

The amount of under-provision of current tax and deferred tax included in the Group's tax charge for the 3 months ended 31 March 2002 is immaterial (31 Mar 2001: immaterial).

4(b) **Amount of any pre-acquisition profits**

There were no pre-acquisition profits included in the results reported.

4(c) **Amount of profits on any sale of investments and/or properties**

Sale of investments/properties	**Group's Share of Profit/(Loss) after tax and MI $M**
Subsidiary, The Ascott Group Limited, divested its 100% equity interest in Greenpark Investments (Guernsey) Limited to the Ascott-Crown Dilmun joint venture	4.1
Total Group's share of divestment gains after tax & MI	**4.1**

4(d) **Any other comments relating to Paragraph 4**

Nil.

5. **Review of Performance**
Segmental Results

5(a)(a) **By Strategic Business Units (SBUs) – 1Q 2002 vs 4Q 2001**

	Turnover			**Profit before interest & tax**		
	1Q 2002 (3 mths) S$'000	**4Q 2001 (3 mths) S$'000**	**% Change**	**1Q 2002 (3 mths) S$'000**	**4Q 2001 (3 mths) S$'000**	**% Change**
Commercial & Financial	124,263	106,958	16.2	75,518	106,058	(28.8)
Residential	362,108	430,581	(15.9)	46,863	31,069	50.8
The Ascott Group	69,082	66,885	3.3	18,486	(17,812)	NM
RHL Group & RCH	127,981	119,500	7.1	7,380	(123,672)	NM
Property Services Group	30,014	32,066	(6.4)	3,087	1,849	67.0
E-Business	57	598	(90.5)	(868)	(2,108)	(58.8)
Non-Core Businesses	-	-	-	-	(1,507)	NM
- 3 Other Hotels	-	-	-	-	1,693	NM
- Healthcare	-	-	-	-	(3,200)	NM
Corporate and consolidation adjms	(6,007)	(9,575)	(37.3)	(1,507)	21,400	NM
Group	**707,498**	**747,013**	**(5.3)**	**148,959**	**15,277**	**875.1**

5(a)(b) **By Strategic Business Units (SBUs) – 1Q 2002 vs 1Q 2001**

	Turnover			Profit before interest & tax		
	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change
Commercial & Financial	124,263	119,089	4.3	75,518	98,723	(23.5)
Residential	362,108	439,759	(17.7)	46,863	17,785	163.5
The Ascott Group	69,082	61,933	11.5	18,486	20,742	(10.9)
RHL Group & RCH *	127,981	113,555	12.7	7,380	16,056	(54.0)
Property Services Group	30,014	24,236	23.8	3,087	4,454	(30.7)
E-Business	57	-	NM	(868)	(1,012)	(14.2)
Non-Core Businesses	-	7,727	NM	-	(971)	NM
- 3 Other Hotels	-	7,727	NM	-	(971)	NM
- Healthcare	-	-	-	-	-	-
Corporate and consolidation adjms	(6,007)	(7,014)	(14.4)	(1,507)	(7,013)	(78.5)
Group	**707,498**	**759,285**	**(6.8)**	**148,959**	**148,764**	**0.1**

* *Depreciation of about $6.7M and $6.6M were put through at CapitaLand Group level in 1Q 2002(3 mths) and 1Q 2001(3 mths) respectively to align Raffles Holdings' depreciation rates for its hotels to CapitaLand Group's depreciation rates.*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax (including exceptional items)		
	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change
The Ascott Group	69,082	61,933	11.5	18,486	10,848	70.4
Raffles Holdings Group	91,843	89,448	2.7	15,273	24,968	(38.8)

5(a)(c) **By Geographical Location**

	Turnover			Profit before interest & tax		
	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change	1Q 2002 (3 mths) S$'000	1Q 2001 (3 mths) S$'000	% Change
Singapore	360,659	304,646	18.4	98,643	122,269	(19.3)
Australia & New Zealand	134,768	311,650	(56.8)	15,828	9,395	68.5
China & Hong Kong	107,867	60,208	79.2	30,288	11,480	163.8
Other Asia	19,304	20,238	(4.6)	6,280	5,378	16.8
Europe	74,885	54,764	36.7	(1,037)	(1,145)	(9.4)
Others	10,015	7,779	28.7	(1,043)	1,387	NM
Group	**707,498**	**759,285**	**(6.8)**	**148,959**	**148,764**	**0.1**

Overview

$M	1Q 2002 (3 mths)	4Q 2001 (3 mths)	1Q 2001 (3 mths)
Turnover	707.5	747.0	759.3
Earnings before interest and tax ("EBIT")	149.0	15.3	148.8
Finance costs	(78.9)	(107.1)	(108.7)
Profit after tax and minority interests ("PATMI")	32.3	(89.1)	22.0
PATMI (excluding provisions & write-backs)	*27.7*	*26.6*	*22.0*

The Group recorded a turnover of $707.5 million for 1Q 2002. This represents a decrease of $39.5 million or 5.3% over the previous quarter (4Q 2001). The reduction was mainly due to lower residential sales in Australia which traditionally sees lower sales volume and slower construction activity in the first quarter of each year. Comparing with the corresponding quarter of last year, 1Q 2002's turnover was lower than 1Q 2001's turnover of $759.3 million by 6.8% due to timing differences from residential launches.

Despite the lower turnover, the Group achieved a profit after tax and minority interests ("PATMI") of $32.3 million for 1Q 2002, a turnaround from 4Q 2001's loss of $89.1 million. The 4Q 2001's loss was mainly due to Group's share of net provisions of $115.7 million while the 1Q 2002's PATMI included a net write-back of $4.6 million which was mainly for a plot of land in Shanghai.

PATMI (excluding provisions & write-backs) in 1Q 2002 was $27.7 million compared with 4Q 2001's PATMI of $26.6 million, an increase of $1.1 million or 4.1%. The improvement in PATMI was mainly due to lower interest expense and a dilution gain of $5.4 million recorded. However, this positive impact was largely offset by lower divestment gain.

Interest expense charged to the profit and loss account for 1Q 2002 was $78.9 million compared with 4Q 2001's interest expense of $107.1 million. The reduction of $28.2 million or 26.4% was largely due to interest cost savings as approximately $900 million of debt was repaid in the first quarter using cash deposits which were earning lower interest income. In addition, 4Q 2001's interest expense included a $6 million prepayment cost. Group's gearing at end-March 2002 stood at 0.86, a slight improvement from 2001 year-end gearing of 0.87.

In February 2002, Australand Holdings Limited ("Australand") had a placement of 36.365 million new ordinary shares at A$1.65 per share which were subscribed by other shareholders. As a result, the Group's equity interest in Australand decreased from 63.2% to 58.8%. Although there was an equity dilution, the Group's share of the enlarged net assets of Australand Group increased by S$5.4 million, hence a dilution gain was recorded.

Divestment gain was lower by $39.4 million for 1Q 2002 compared with 4Q 2001. For the first quarter this year, a divestment gain of $4.1 million was recorded for a subsidiary which was disposed of, compared to divestment gain of $43.5 million achieved in 4Q 2001.

Comparing with 1Q 2001's PATMI of $22.0 million, 1Q 2002's PATMI of $32.3 million was also higher by $10.3 million or 46.8%, largely due to lower interest expense of $29.8 million.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

CCL and CFL achieved a turnover of $124.3 million for 1Q 2002 which was an increase of $17.3 million or 16.2% over the turnover of 4Q 2001 of $107.0 million as more Canary Riverside apartments were sold in 1Q 2002.

However, 1Q 2002 EBIT of $75.5 million was lower by $30.6 million or 28.8% compared to $106.1 million recorded for 4Q 2001. The was due to the lack of divestment gain in this first quarter compared to a profit of $29.2 million from the sale of Finsbury Pavement in the United Kingdom and the write-back of provision of $9.6 million resulting from the disposal of 20% stake in Laguna Golf & Country Club in 4Q 2001.

Residential SBU: CapitaLand Residential Limited ("CRL")

1Q 2002 turnover of $362.1 million was $68.5 million or 15.9% lower than 4Q 2001. This was mainly due to lower sales contribution from Australia operations which is usually only about 10% of the full year results. This is because the amount of construction work completed in the first quarter of each year is substantially lower than what is carried out later in the year, especially during the last quarter.

However, 1Q 2002 EBIT of $46.9 million was higher than the previous quarter by $15.8 million or 50.8% mainly due to revaluation deficits of $34.4 million for Hong Kong Parkview Tower which was put through in 4Q 2001.

Serviced Residences SBU: The Ascott Group ("Ascott")

Compared to 4Q 2001, Ascott's turnover of $69.1 million for 1Q 2002 was higher by $2.2 million or 3.3%, mainly due to new contribution from the Oakford serviced residences. The increase was partially reduced by the lower contributions from the Singapore serviced residences in view of the slowdown in the Singapore economy.

Ascott's achieved an EBIT of S$18.5 million for 1Q 2002 compared to a loss of $17.8 million in the previous quarter. The increase in EBIT was mainly due to the gain of $5.8 million arising from the sale of a wholly-owned subsidiary. Improved occupancy and rental rates achieved in most of the serviced residences in Vietnam, Auckland and China also contributed to the increase.

The loss of $17.8 million recorded for 4Q 2001 was mainly due to one-off charges totalling $4.9 million for the acquisition of Oakford serviced residences, formation costs of the Ascott-Crown Dilmun joint venture and loan related expenses and provision of $5.8 million made for the 9 Nassim Road project in Singapore.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

Raffles recorded a turnover of $128.0 million for 1Q 2002 which was an increase of $8.5 million or 7.1% compared to the turnover of $119.5 million in 4Q 2001 as the revenue per available room rose by 2%.

EBIT for the current quarter was positive at $7.4 million compared to a loss of $123.7 million in 4Q 2001. The positive EBIT was due to the write-back of provision of $8.9 million arising from the sale of a plot of land in Shanghai that was no longer suitable for hotel development. The loss of $123.7 million in 4Q 2001 was mainly due to further provisions of $87.4 million made by Raffles.

Property Services SBU: PREMAS

Turnover for 1Q 2002 at $30.0 million was $2.1 million or 6.4% lower than 4Q 2001. This was largely due to progress billings of building projects that were mostly recognised in 4Q 2001. Although turnover decreased, EBIT was up by $1.3 million or 67.0% from $1.8 million to $3.1 million. This was mainly due to lower general and administration expenses in 1Q 2002 and a write-back of provision for investments of $0.3 million compared to a provision of $0.2 million made in the last quarter.

E-Business SBU: pFission

Loss before interest and tax for 1Q 2002 was $0.9 million compared to the previous quarter's loss of $2.1 million largely due to lower expenses.

Company's Performance

At the Company level, the loss of $5.8 million recorded for 1Q 2002 was lower than the loss of $21.6 million recorded for 1Q 2001. This was mainly due to dividend income of $13.2 million received from a subsidiary in the current quarter. The Company is expected to turn profitable in the second quarter as more dividend income is expected to be received.

5(b) Events Subsequent to Balance Sheet Date

In the opinion of the directors, no item or event of a material or unusual nature has occurred between 31 March 2002 and the date of this report which would materially affect the results of the operations of the Company and the Group for the three months ended 31 March 2002.

6. Commentary on current year prospects

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

The office and industrial property markets are likely to remain weak with downward pressure on office rents continuing into the next 2 quarters as vacancy level rises. The retail sector, however, particularly, suburban malls, are expected to remain resilient, with lease renewals expected at better than previous rates. Profits from operations in 2Q and full year are expected to be stable due to continuous efforts made in active asset management to sustain occupancy and to maximise portfolio yields.

Gains from disposal of properties are expected to be lower this year as compared to 2001 due to fewer divestments anticipated. However, contribution from CFL is expected to increase as it steps up efforts to develop real estate financial products and services as well as fund management initiatives. The Group is reviewing the re-launch of the SingMall Property Trust.

Residential SBU: CapitaLand Residential Limited ("CRL")

Conditions for the residential market in Singapore continue to be challenging. CRL intends to launch 2 projects in the second quarter in Singapore. China and Australia will continue to contribute positively to the SBU's profit. Overall, CRL expects the second quarter to remain profitable.

For the full year, CRL expects to launch 800 to 1,000 units in Singapore. China operations are expected to achieve good EBIT growth as a result of larger contribution from Summit Panorama and Manhattan Heights which were successfully launched in 2001. Australia's performance is expected to slightly exceed that achieved in 2001. Overall, turnover and EBIT (excluding provisions) for 2002 will be at comparable level to 2001.

Serviced Residences SBU: The Ascott Group ("Ascott")

Economic outlooks of the major cities in which the Ascott Group operates are improving. 2Q 2002 operational performance of the serviced residence sector is expected to benefit particularly from the recovery of the London and Singapore markets, whilst that for the retail properties should remain stable.

In line with its strategy to focus on its core serviced residence business, Ascott targets to divest between $50 million to $100 million of its non-core assets by the next two quarters, which together with the completion of Tampines Finance Park would raise up to $200 million in cash proceeds. These proceeds will in the interim be used to pare down debts as Ascott sources for earnings accretive investment opportunities in the core serviced residence business. Barring unforeseen circumstances, the second quarter financial performance is expected to remain profitable.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

Against the backdrop of a challenging industry outlook, Raffles expects its operating performance to be weak for 2Q and the rest of 2002. However, it expects to be profitable for the whole year although the overall profitability is expected to be significantly lower than that of 2001, which included a substantial gain from the partial divestment of Tincel Properties (Private) Limited.

Property Services SBU: PREMAS

This SBU will continue to focus its efforts in new sectors such as wafer fabs, pharmaceutical plants, data centres and specialty chemicals. For 2Q and the rest of the year, PREMAS is expected to contribute positively to the Group's profitability.

E-Business SBU: pFission

Losses are still expected to be recorded for 2Q and the rest of the year. For the year ahead, pFission will place emphasis on managing its existing portfolio of investments and to innovatively integrate the technologies of these companies to the Group's businesses.

Group Overall Prospects for 2002

In the first quarter of 2002, CapitaLand continued to strengthen its balance sheet through various financing activities and additional divestments. The Group took advantage of the current low interest rate environment by increasing the proportion of its fixed-rate borrowings to 60% from 43%. The Group also made progress towards increasing the average term of its borrowings by refinancing $220 million worth of short-term debt. A recent transaction which would increase the proportion of the Group's fixed-rate loans, the average term of its borrowings and provide interest cost savings was the Group's proposed $380 million convertible bond issue.

In terms of its financial prospects for 2002, CapitaLand continues to expect its turnover in 2002 to be comparable to that achieved in 2001. EBIT is expected to increase in 2002 as the Group does not foresee the need to make provisions comparable to those taken in 2001. CapitaLand anticipates market weakness to persist in the short-term. However, it expects 2Q and full year 2002 to be profitable.

7. **Dividend**

7(a) **Any dividend declared for the present financial period?** Nil
7(b) **Any dividend declared for the previous corresponding period?** Nil
7(c) **Date payable** : Not applicable
7(d) **Books closing date** : Not applicable
7(e) **Any other comments relating to Paragraph 7** : Nil

8. **Details of any changes in the Company's issued share capital**

During the first 3 months of the year, there was no change in the Company's issued share capital.

	Company	
	As at 31/3/2002	**As at 31/12/2001**
Issued and fully paid ordinary share of S$1 each :-		
Issued and paid-up share capital (S$'000)	2,517,350	2,517,350
Number of ordinary shares of $1 each that may be issued on exercise of all share options outstanding at the end of each period	38,977,938	41,038,712

9. **Comparative figures of the group's borrowings and debt securities**

		Group	
		As at 31/3/2002 S$'000	**As at 31/12/2001 S$'000**
9(a)	**Amount repayable in one year or less, or on demand:-**		
	Secured	533,959	1,132,427
	Unsecured	3,230,827	3,663,255
	Sub-Total 1	**3,764,786**	**4,795,682**
9(b)	**Amount repayable after one year:-**		
	Secured	2,198,392	1,945,393
	Unsecured	1,922,324	2,070,440
	Sub-Total 2	**4,120,716**	**4,015,833**
	Total	**7,885,502**	**8,811,515**

9(c) **Any other comments relating to Paragraph 9**

Cash at bank and in hand as at 31/3/2002 was $1,054.3 million (31/12/2001: $1,922.6 million). Hence, total borrowings net of cash as at 31/3/2002 was $6,831.2 million (31/12/2001: $6,888.9 million).

10. Balance Sheet

10(a) As at 31 March 2002 vs 31 March 2001

	Group			Company		
	31/3/2002 S$'000	31/3/2001 S$'000	% Change	31/3/2002 S$'000	31/3/2001 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	2,196,970	2,161,308	1.7	2,772	4,033	(31.3)
Investment Properties	6,586,692	8,638,930	(23.8)	-	-	-
Properties under Devt	417,436	449,879	(7.2)	-	-	-
Interests in Subsidiaries	-	-	-	6,486,400	5,446,425	19.1
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,439,017	1,587,989	53.6	-	35,184	NM
Intangible Assets	50,675	-	NM	-	-	-
Other Assets	184,907	447,208	(58.7)	25	5,915	(99.6)
Current Assets (note 1)	5,568,390	6,081,854	(8.4)	1,541,978	1,786,266	(13.7)
Devt Properties for Sale	*3,484,721*	*4,416,195*	*(21.1)*	-	-	-
Trade & Other Receivables	*877,217*	*981,971*	*(10.7)*	*1,484,144*	*1,638,595*	*(9.4)*
Cash & Cash Equivalents	*1,054,322*	*667,139*	*58.0*	*50,369*	*147,671*	*(65.9)*
Other Current Assets	*152,130*	*16,549*	*819.3*	*7,465*	-	*NM*
Less: Current Liabilities	5,185,026	5,826,745	(11.0)	1,244,332	1,596,915	(22.1)
Trade & Other Payables	*1,271,448*	*1,137,324*	*11.8*	*71,323*	*393,610*	*(81.9)*
Short-Term Borrowings	*3,764,786*	*4,517,454*	*(16.7)*	*977,564*	*1,025,930*	*(4.7)*
Other Current Liabilities	*148,792*	*171,967*	*(13.5)*	*195,445*	*177,375*	*10.2*
Net Current Assets	383,364	255,109	50.3	297,646	189,351	57.2
Less: Non-Current Liabilities						
Long-Term Borrowings	4,120,716	4,553,728	(9.5)	917,083	732,645	25.2
Other Non-Current Liabilities	195,362	131,869	48.1	926,970	26,696	NM
	7,942,983	**8,854,826**	**(10.3)**	**4,942,790**	**4,921,567**	**0.4**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,510,041	4,487,900	(21.8)	2,425,440	2,404,217	0.9
Share Capital and Reserves	6,027,391	7,005,250	(14.0)	4,942,790	4,921,567	0.4
Minority Interests (MI)	1,915,592	1,849,576	3.6	-	-	-
	7,942,983	**8,854,826**	**(10.3)**	**4,942,790**	**4,921,567**	**0.4**

10. **Balance Sheet**

10(b) **As at 31 March 2002 vs 31 December 2001**

	Group			Company		
	31/3/2002 S$'000	31/12/2001 S$'000	% Change	31/3/2002 S$'000	31/12/2001 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	2,196,970	2,252,825	(2.5)	2,772	3,019	(8.2)
Investment Properties	6,586,692	6,654,530	(1.0)	-	-	-
Properties under Devt	417,436	383,873	8.7	-	-	-
Interests in Subsidiaries	-	-	-	6,486,400	6,398,012	1.4
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,439,017	2,428,971*	0.4	-	-	-
Intangible Assets	50,675	51,436*	(1.5)	-	-	-
Other Assets	184,907	209,944	(11.9)	25	25	-
Current Assets (note 1)	5,568,390	6,384,270	(12.8)	1,541,978	1,883,821	(18.1)
Devt Properties for Sale	*3,484,721*	*3,445,158*	*1.1*	-	-	-
Trade & Other Receivables	*877,217*	*921,926*	*(4.8)*	*1,484,144*	*1,623,071*	*(8.6)*
Cash & Cash Equivalents	*1,054,322*	*1,922,557*	*(45.2)*	*50,369*	*253,285*	*(80.1)*
Other Current Assets	*152,130*	*94,629*	*60.8*	*7,465*	*7,465*	-
Less: Current Liabilities	5,185,026	6,284,155	(17.5)	1,244,332	1,507,889	(17.5)
Trade & Other Payables	*1,271,448*	*1,346,083*	*(5.5)*	*71,323*	*59,879*	*19.1*
Short-Term Borrowings	*3,764,786*	*4,795,682*	*(21.5)*	*977,564*	*1,252,582*	*(22.0)*
Other Current Liabilities	*148,792*	*142,390*	*4.5*	*195,445*	*195,428*	-
Net Current Assets	383,364	100,115	282.9	297,646	375,932	(20.8)
Less: Non-Current Liabilities						
Long-Term Borrowings	4,120,716	4,015,833	2.6	917,083	942,809	(2.7)
Other Non-Current Liabilities	195,362	182,678*	6.9	926,970	885,596	4.7
	7,942,983	**7,883,183**	**0.8**	**4,942,790**	**4,948,583**	**(0.1)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,510,041	3,481,054*	0.8	2,425,440	2,431,233	(0.2)
Share Capital and Reserves	6,027,391	5,998,404	0.5	4,942,790	4,948,583	(0.1)
Minority Interests (MI)	1,915,592	1,884,779*	1.6	-	-	-
	7,942,983	**7,883,183**	**0.8**	**4,942,790**	**4,948,583**	**(0.1)**

* *Restated due to adoption of revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes.*

11. Cash Flows Statement

	Group 1Q 2002 (3 months) S$M	Group 4Q 2001 (3 months) S$M
Net cashflow from operations	**307**	**589**
Divestments inflows	27	234
Investments outflows	(203)	(160)
Capital expenditure	(53)	(100)
Net cashflow before financing cost and tax	**78**	**563**
Net interest paid	(72)	(141)
Tax and dividend paid	(31)	(8)
Net cashflow after financing cost and tax	**(25)**	**414**

12. Change in Accounting Standards/Policies

The balance sheet comparative figures for the previous financial year have been adjusted or extended to take into account the requirements of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes which the Group implemented in 2002.

Based on preliminary assessment, the net effect of the adoption of this revised standard on the net profit, the opening revenue reserve and the net tangible assets is as follows:

	Increase/(Decrease) $M
Net profit for the period ended 31 March 2001	Not material
Opening revenue reserve at 1 January 2001	(2.0)
Opening revenue reserve at 1 January 2002	(1.7)
Net tangible assets at 31 December 2001	(1.7)

BY ORDER OF THE BOARD

Lim Mei Yi
Company Secretary
26 April 2002